SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

30 APRIL 2003

AngloGold Limited
(Name of Registrant)

11 Diagonal Street
Johannesburg, 2001
(P O Box 62117)
Marshalltown, 2107
South Africa
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒   Form 40-F: ❑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ❑   **No**: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ❑   **No**: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ❑   **No**: ☒

Enclosures: REPORT FOR THE QUARTER ENDED 31 MARCH 2003.

THE RESULTS HAVE BEEN PREPARED IN ACCORDANCE WITH
INTERNATIONAL ACCOUNTING STANDARDS

Report
for the quarter ended 31 March 2003

Group results for the quarter …

- ❖ Operating results on target but lower than previous two quarters
- ❖ Operating profit down 6% to $146m, largely due to anticipated reduced grades and to stronger currencies, other than US$, in operating regions
- ❖ Higher exploration expenditure and a higher effective tax rate reduce headline earnings to $74m
- ❖ Production down 9% to 1.4Moz with lower grades
- ❖ Received gold price up 10% to $344/oz
- ❖ Total cash costs up 21% to $210/oz – largely due to the stronger currencies, other than US$, and lower grade
- ❖ Further 9% reduction to the hedge book

		Quarter ended March 2003	Quarter ended Dec 2002	Year ended Dec 2002	Quarter ended March 2003	Quarter ended Dec 2002	Year ended Dec 2002
		Rand / Metric			Dollar / Imperial		
Gold							
Produced	- kg / oz (000)	**43,605**	48,168	184,711	**1,402**	1,549	5,939
Price received	- R/kg / $/oz	**91,962**	96,911	101,817	**344**	314	303
Total cash costs	- R/kg / $/oz	**56,100**	53,457	54,037	**210**	173	161
Total production costs	- R/kg / $/oz	**66,520**	68,159	68,241	**248**	220	203
Operating profit	- R / $ million	**1,208**	1,758	6,784	**145**	184	650
Operating profit excluding unrealised non-hedge derivatives	- R / $ million	**1,216**	1,478	6,683	**146**	155	638
Net profit	- R / $ million	**547**	955	3,444	**66**	100	332
Headline earnings	- R / $ million	**605**	1,021	3,920	**73**	107	376
Headline earnings before unrealised non-hedge derivatives	- R / $ million	**614**	858	3,854	**74**	90	368
Capital expenditure	- R / $ million	**489**	880	2,842	**59**	89	271
Net earnings (basic)	- cents per share	**246**	430	1,552	**30**	45	150
Headline earnings	- cents per share	**272**	460	1,767	**33**	48	169
Headline earnings before unrealised non-hedge derivatives	- cents per share	**276**	387	1,737	**33**	41	166
Dividends	- cents per share			1,350			146

Note:

All references to price received includes the realised non-hedge derivative gains (losses).

All references to operating profits and headline earnings excludes unrealised non-hedge derivative gains (losses).

$ represents US dollar, unless otherwise stated

Letter from
Chairman and CEO



Russell Edey
Chairman

Dear Shareholder

The first quarter of 2003 was notable for operating results which were on target but lower than the two previous quarters. Lower production reflects a return to more normal grades at Morila and lower grades at the Great Noligwa mine. The stronger local currencies in seven of the eight countries in which we operate, in relation to the US dollar, the currency in which we sell our product, has had a significant negative impact on costs, margins and earnings. These effects were at least partially offset by a 10% increase in the received dollar gold price, which left operating profit 6% lower at $146 million and headline earnings down to $74 million, or 18% on the last quarter of 2002.

Looking ahead to the rest of this year, we anticipate that the currencies in which our costs are predominantly denominated, particularly the South African rand will maintain their strength in relation to the US dollar for the remainder of the year and have revised our planning assumptions accordingly. We expect AngloGold's earnings for the June quarter to remain under pressure as a result of the exchange rate together with lower grades and mining volume. We do, however, anticipate a gradual recovery by the fourth quarter.

We continued to reduce the company's net hedge position this quarter, as the gold price maintained its strength. The hedge book was reduced to 9.34Moz, a 9% reduction over the quarter and 28% lower than the

net delta hedge position on 31 March 2002. This reflects AngloGold's stated policy in respect of hedging: this is a risk management tool which the company has successfully used to underpin its revenue stream and which will be employed and, where necessary, moderated as the market and our operating circumstances require. Under present circumstances, we will continue to deliver into maturing sales contracts, further reducing the company's forward sales position.

Following the publication by the South African Government of the Money Bill in March, AngloGold is preparing its representation to the Government. While we accept the general proposition of a charge for the extraction of the country's non-renewable mineral resources, we believe that this should be done in a way that does not cause the already high mining tax burden in South Africa to make mining here internationally uncompetitive. In particular, we favour a profit-based system of calculating royalties, rather than the currently proposed revenue-based approach and we will also be advocating a review of the overall tax burden borne by the gold mining industry, including the proposed royalties, to ensure the continued competitiveness of the sector. We will be pursuing these and other concerns in the open debate that will take place shortly.

Russell Edey   Bobby Godsell

29 April 2003



Bobby Godsell
Chief Executive Officer

Operations at a glance

for the quarter ended 31 March 2003

	Price received		Production		Total cash costs		EBITDA		Operating profit	
	$/oz	% Variance **	oz (000)	% Variance **	$/oz	% Variance **	$m	% Variance **	$m	% Variance **
Great Noligwa	345	12	182	(11)	205	35	27	(18)	25	(17)
Morila*	339	7	95	(27)	84	8	24	(29)	18	(28)
TauTona	342	11	152	(10)	183	29	23	(21)	22	(19)
Cerro Vanguardia*	333	(1)	60	(9)	120	11	15	(12)	9	(18)
Mponeng	340	12	122	(4)	217	17	14	(7)	10	43
Morro Velho	380	16	53	(2)	127	6	14	27	11	38
Kopanang	345	12	125	(9)	239	29	13	(13)	12	(8)
Sunrise Dam	374	13	95	6	198	3	13	63	8	100
Cripple Creek & Victor*	324	(2)	63	(17)	188	6	9	(25)	1	(80)
Tau Lekoa	345	11	81	(6)	247	-	7	(30)	6	(14)
Sadiola*	356	9	40	(17)	207	1	6	20	4	100
Serra Grande*	377	16	24	9	93	(1)	6	20	5	25
Geita*	308	7	64	5	217	-	5	25	3	200
Navachab	347	9	18	(14)	238	42	4	-	4	33
Yatela*	355	9	21	(28)	204	1	3	(25)	2	-
Jerritt Canyon*	324	(1)	51	(19)	270	22	2	(67)	(3)	(400)
Ergo	334	9	57	(14)	287	41	1	(67)	1	(67)
Union Reefs	372	17	19	(32)	389	59	(1)	(100)	(1)	(100)
Savuka	343	12	48	-	399	25	(3)	(100)	(3)	(100)
Other	-	-	32	33	-	-	(12)	(100)	12	200
AngloGold Group	344	10	1,402	(9)	210	21	170	(15)	146	(6)

* Attributable
** Variance March 2003 quarter on December 2002 quarter

Financial and Operating Review

OVERVIEW OF THE QUARTER

AngloGold produced operating results for the first quarter of the year, which were in line with the company's expectations. Stronger currencies in the operating regions resulted in higher dollar denominated costs, offsetting the benefits of a higher gold price. Operating profit for the group was 6% lower than in the previous quarter, at $146m. This was primarily caused by the anticipated mining of lower grades and decreased mining volumes in South Africa, the result of fewer mining shifts owing to the number of holidays during this quarter. Both of these effects were partially counteracted by a higher gold price. The received gold price increased by 10% to $344/oz, while gold production was in line with expectations at 1.4Moz, 9% down on the previous quarter. The quarter-on-quarter production decrease was largely due to lower grades, particularly at Morila and Geita, where the reduction was expected and at some of the other operations.

The South African operations performed well with continuing lower grades at Great Noligwa being offset by good performances at other operations.

Total cash costs increased by 21% or $37/oz. This was due to exchange rate movements ($18/oz), reduced grade ($14/oz) and marginally lower volume ($5/oz).

The combined effect of the lower operating profit increased expenditure on exploration ($3m) and a higher effective tax rate resulted in headline earnings being 18% down at $74m.

Returns on capital and equity for the March quarter were 10.9% and 14.1% respectively.

At the end of the quarter, AngloGold had a net hedge position (or the amount of gold production sold forward) of 9.34Moz, some 9% less than its position reported at the end of December 2002. This reflects the continuing reduction in the company's forward sales position, in line with its confidence in the firmer gold price and the strong overall performance of its diverse range of assets.

OPERATING RESULTS

SOUTH AFRICA

At **Great Noligwa**, volume mined decreased according to plan by 11% to 99,000m^2, although due to seismicity and consequently the lack of availability of high-grade mining panels, the grade did not improve as expected, but rather stayed at last quarter's level of 10.4g/t. The reduced gold production, at 5,676kg (182,000oz), contributed to a 17% rise in total cash costs to R54,937/kg ($205/oz) and a 27% decrease in operating profit quarter-on-quarter to R209m ($25m). Going forward management now anticipates that production for the year at Great Noligwa will be at approximately the same level as in 2002. The mine had two fatal accidents this quarter, both caused by falls of ground. Prior to these accidents, Great Noligwa attained a life of mine record by achieving 1,401,264 fatality-free shifts.

At **Kopanang**, a drop in grade, together with increased inventory underground, contributed to a 10% reduction in gold production this quarter to 3,874kg (125,000oz). Total cash costs rose 12% to R64,069/kg ($239/oz), while operating profit fell by 18% to R99m ($12m), primarily as a result of the reduced yields and the lower rand gold price. Kopanang had one transport-related fatal accident this quarter.

Last quarter's high volumes at **Tau Lekoa** were not sustained and gold production returned to planned levels of 2,530kg (81,000oz). Total cash costs consequently increased by 6% to R66,208/kg ($247/oz) and operating profit fell 17% to R50m ($6m).

Although gold production at **Mponeng** was 4% lower than that of the previous quarter at 3,789kg (122,000oz) due to a 9% drop in volume mined, the release of locked-up higher-grade material contributed to a 7% increase in grade to 9.10g/t. Total cash costs were marginally higher at R58,029/kg ($217/oz). Operating profit increased by 29% to R85m ($10m), due to reduced amortisation charges following a review of the life of mine plans. Two Mponeng employees died this quarter as a result of falls of ground.

At **Savuka**, safety-related concerns continued to require the replanning of areas available for mining, which led to a 13% decrease in volume mined. Grade was held constant, however, at 5.72g/t and gold production of 1,492kg (48,000oz) also showed no significant variation from the previous quarter. Total cash costs increased to R106,918/kg ($399/oz), mainly due to an 8% increase in development, while operating loss increased to R24m ($3m) as a result of the higher costs and a lower rand gold price. The mine recorded two fatal accidents this quarter, both due to falls of ground.

At **TauTona**, the high volumes mined in the previous quarter returned to planned levels and lower face values during the quarter resulted in a 5% drop in yield to 11.10g/t. Gold production fell by 10% to 4,724kg (152,000oz) with total cash costs increasing to R49,103/kg ($183/oz). Operating profit fell to R184m ($22m) due to reduced production and the lower rand gold price. This quarter, the mine recorded one fatal accident as a result of a fall of ground which was caused by a seismic event. Two other mine employees died; one through heat illness and the other through a transport-related accident. Prior to these tragedies, TauTona had achieved one million fatality-free shifts on 20 January.

At **Ergo**, significant rainfall over the quarter as well as a planned drop in grade contributed to a 3% decrease in tonnes treated and a consequent decline in gold production to 1,777kg (57,000oz). Due to an increased loss on acid by-products and the impact of the lower production as the operation enters its final years, total cash costs increased over the quarter to R76,814/kg ($287/oz). Decreased rehabilitation costs minimised the reduction in operating profit to R7m ($1m).

EAST AND WEST AFRICA

Production at **Geita** (50% attributable) increased by 5% to 64,000oz in the quarter. Grade was 7% down on the previous quarter at 2.83g/t, although total cash costs were maintained at the previous quarter's level of $217/oz. Increased production, coupled with an improved received gold price, resulted in an operating profit increase of $2m to $3m. Ore grades are expected to recover during the June quarter and leach capacity is being increased to maximise recovery from these grades. In January, Geita recorded one million hours without a lost time injury and had no lost time injuries for the rest of the quarter.

As anticipated in the report on the previous quarter, grades at **Morila** (40% attributable) were lower than in the previous two quarters, but still at a creditable 8.93g/t.

As a result, gold production for the quarter, though higher than expected, decreased by 27% to 95,000oz. With the drop in production, total cash costs increased by 8% to $84/oz. Operating profit for the quarter, in line with the decreased production, fell by 28% to $18m.

At **Navachab**, an 8% decline in tonnage throughput, together with an 8% decrease in recovered grade, resulted in a drop in production of 14% to 18,000oz. Total cash costs increased by 42% to $238/oz as a result of the lower production and a higher stripping LOM ratio after commencement of the Eastern Pushback project. Operating profit increased by 33% to $4m owing mainly to a reduced amortisation charge. The lower amortisation is as a result of a longer LOM due to the inclusion of the Eastern Pushback project.

Production at **Sadiola** (38% attributable), though on target, fell by 17% to 40,000oz, largely as a result of a 10% decline in recovered grade and an 8% decrease in tonnage throughput. In spite of lower production this quarter, total cash costs increased by 1% to $207/oz. Due to effective cost management and a higher gold price for the quarter, operating profit increased by 100% to $4m. The mine had one fatal accident on 4 March and no lost time injuries during the quarter.

At **Yatela** (40% attributable), gold production decreased by 28% to 21,000oz due to a throughput decrease of 6% and a 20% decline in grade to 2.25g/t for the quarter. Total cash costs increased by 1% to $204/oz, whilst operating profit remained constant at $2m despite lower production. We expect, with the installation of new crushers replacing the mineral sizers during the June quarter, throughput will return to previous levels. Two lost time injuries were recorded during the quarter.

NORTH AMERICA

Production at **Cripple Creek & Victor** (67% ownership with 100% interest in production) was 17% down quarter-on-quarter at 63,000oz, due to leach solution chemistry issues and lower irrigation flows, caused by drought. As a result of lower production volumes and higher reagent costs, total cash costs were 6% higher than those of the fourth quarter of 2002 at $188/oz. Operating profit declined to $1m, primarily due to increased depreciation charges on new crusher assets, higher amortisation charges from a rise in the contained ounces mined and lower gold sales. The new processing facilities are operating nearer to design capacity and, despite lower haulage fleet availability, mining costs were below target.

Jerritt Canyon's (70% attributable) production declined by 19% to 51,000oz this quarter. This decrease was due to lower grades milled in the first quarter despite favourable weather conditions that allowed above-target mill throughput. The fall in production resulted in total cash costs of $270/oz, 22% higher than those of the previous quarter. This contributed to a decrease in operating profit from $1m in the fourth quarter of 2002 to a loss of $3m in the first quarter. On 7 April, Jerritt Canyon joint venture partners AngloGold and Meridian Gold terminated an agreement by which Queenstake would have purchased the assets of the Jerritt Canyon Mine, after Queenstake Resources failed to meet its obligations under the agreement prior to the scheduled closing. Going forward, the Joint Venture will continue to operate the mine according to previously approved plans.

SOUTH AMERICA

At **Cerro Vanguardia** (92.5% attributable), gold production decreased by 9% to 60,000oz, as planned. Total cash costs, at $120/oz, were 11% higher than the previous quarter, chiefly due to higher Peso appreciation and lower by-product credits. Operating profit decreased by 18% to $9m.

At **Morro Velho**, gold production decreased by 2% to 53,000oz, due to a planned reduction in ore treated (2%). Total cash costs were 6% higher at $127/oz primarily because of Real appreciation and increased total cash costs due to heavy rainfall at the Córrego do Sitio heap leach mine. Operating profit rose by 38% to $11m largely as a result of a 2% increase in sales volume and a 16% improvement in the received price. Cuiabá mine engaged a fourth team of workers this quarter, changing to seven-hour shifts to improve efficiency.

At **Serra Grande** (50% attributable), gold production rose by 9% to 24,000oz due to an increase in the volume of ore treated and a higher recovery grade. Total cash costs were slightly lower than those for the previous quarter at $93/oz, while operating profit rose by 25% to $5m.

The South America region again had a good safety performance this quarter at its underground operations, with its LTIFR running at 5.46, below the Ontario Underground Metalliferous Mines benchmark of 6.5. Performance has improved since then. As expected, Morro Velho was audited by NOSA and NQA in February. The operation was awarded a "4 Star" rating.

AUSTRALIA

Sunrise Dam performed well this quarter, with a 6% increase in gold production to 95,000oz and a 2% reduction in total cash costs to A$333/oz ($198/oz). Operating profit for the quarter rose to A$14m ($8m). After the reported decrease in sales volume last quarter, volumes increased this quarter by 5% to 90,000oz. The received price went up by 8% to A$630/oz ($374/oz). It is expected that a scoping study to be completed shortly will lead to the commencement of underground development at the end of this year.

At **Union Reefs**, mining is now into its final stages and has been focused on the small, dispersed resources that remain. In addition, processing of low-grade stockpiles has continued, resulting in a 32% decrease in gold production to 19,000oz. Total cash costs increased 52% to A$655/oz ($389/oz), primarily due to expensing the pre-stripping of the last remnant open pit. Operating profit declined to a loss of A$1m ($1m). The mine again recorded no lost time injuries for the quarter.

Negotiations with AngloGold's partners in respect of the **Boddington** Expansion project are continuing.

EXPLORATION

At Sadiola in **Mali**, nine drillholes were completed as part of the sulphide drilling programme and these returned encouraging results. Notable intersections include 45m at 3.03g/t from 167m and 69m at 3.37g/t from 213m. Resource estimation and conceptual optimisation studies of the deep sulphides project are planned to commence in the upcoming quarter.

Exploration for satellite oxide deposits at Sadiola focused on the FE4 target, situated some 7km southeast of the main pit. Resource delineation drilling extended mineralisation 250m north of the current FE4 pit, with further mineralisation intersected immediately west and north-west of the current pit.

Satellite oxide delineation drilling in the Yatela area focused on the Alamatoula project, located 13km south-east of the pit. Further resource modelling is in progress at Alamatoula and mining is planned to commence in June 2003, one month earlier than previously reported.

In southern Mali, reverse circulation drill testing of geochemical anomalies at Sin Sin, situated to the east of the Morila lease, commenced during the quarter.

At Geita in **Tanzania,** drilling continued at Nyankanga West and East, Star and Comet, and at Geita Hill. At Nyankanga, step-out drilling testing strike and depth extensions encountered encouraging mineralisation with an intersection of 20m at 15.30g/t from 190m.

At Navachab in **Namibia**, expansion project drilling has concentrated on footwall extensions to the open pit. Noteworthy intersections included 41m at 2.60g/t from 54m and 45m at 2.13g/t from 82m.

In **North America**, exploration drilling continued at the Red Lake project in **Canada**. Drilling was conducted on several targets and will carry on into the second quarter. Planning for the 2003 exploration and drilling programme in **Nevada** and **Alaska** was completed.

Brownfields exploration in North America focused on organic growth targets at Cripple Creek & Victor. Drilling in the first quarter of 2003 expanded on the 2002 results and will continue in the second quarter in support of the business plan and 2003 target.

In **South America,** drilling at Lamego near Cuiabá in **Brazil** intersected mineralisation averaging approximately 10m in thickness at mean grades of 5-10g/t at 250m to 350m below surface. The mineralisation appears to be open ended to the south. Ramp development to access sulphide mineralisation at Córrego do Sitio is progressing well and drilling ahead of the ramp has yielded intersections including 6m at 38.90g/t.

At Cerro Vanguardia in **Argentina,** exploration continued to focus on the definition of depth and strike extensions of the Osvaldo Diez and Mangas Sur veins. Significant intercepts at Osvaldo Diez included 5m at 30.58g/t from 80m and at Mangas Sur 6m at 11.53g/t from 110m.

Greenfields exploration in **Peru** concentrated on multidisciplinary targeting efforts and ground inspection in several parts of the country. At the La Rescatada project, parts of the infrastructure were upgraded to facilitate drilling activities that are planned to recommence early in the second quarter.

In **Australia**, exploration at Sunrise Dam focused on drilling the Sunrise Shear within the recently purchased Sunrise Lease. Notable intercepts from the Sunrise Shear included 7m at 7.74g/t from 178m and 4m at 4.38g/t from 198m. New results from the Dolly-Cosmo structures include 24m at 5.14g/t from 374m and 21m at 4.45g/t from 429m.

In **South Africa**, the two boreholes drilled to the west of Tau Lekoa Mine, which were reported on in the last quarter, intersected negligible gold values in the Ventersdorp Contact Reef. One further hole is in progress. The borehole drilling at the Moab extension intersected the Vaal Reef and confirmed the predicted structure and grade.

EXPLORATION WORKSHOP

To coincide with the *Investing in African Mining Indaba* in February, AngloGold held an exploration workshop in Cape Town to update the market in detail on its global exploration strategy. To access the workshop presentations, which outline AngloGold's exploration activities by region, please visit the company website at www.anglogold.com.

Note:

All references to price received includes the realised non-hedge derivative gains (losses).
All references to operating profits and headline earnings excludes unrealised non-hedge derivative gains (losses).
Rounding of figures may result in computational discrepancies.
In the case of Joint Venture operations, all production and financial results are attributable to AngloGold.

Review of the
gold market

The year-end surge in the gold price carried through into the first quarter of 2003 and the spot price reached a high of $389/oz during February. This price was 10% or $35 higher than the high seen at the end of 2002, and is the highest spot price the gold market has seen since August 1996. The average spot price for the quarter of $352 was also nearly $30 above the average price for the previous quarter. However, the price corrected sharply in the final weeks of the quarter, finishing at $335/oz and has since the end of the quarter traded lower to below $320/oz. The US dollar fell against the euro by a further 7% quarter on quarter, to trade at an average of $1.07 for the quarter against the European currency.

The rand benefited both from the weaker dollar and from positive sentiment towards the local currency, and the average exchange rate for the quarter of R8.35 against the US dollar was some 15% stronger than the average rate for the final quarter of 2002. The rand currently trades at around R7.30 – R7.50 to the US dollar. The stronger rand has had negative implications for the local spot price of gold, which has consolidated to around R80,000/kg, or some 12% lower than the local price at the beginning of this quarter.

During the quarter under review, the gold price was influenced most directly by the evolving international conflict over Iraq, and to a lesser degree, by movements from time to time in the value of the US dollar. The correlation between trading activity in gold futures on the New York Comex and the spot price of gold became even more direct. (see Comex Commitment Of Traders Report (COTR) graph below).

COTR vs Gold Spot Price Q1 2003



Speculators continued to increase their long positions in gold during the first weeks of the quarter as international conflict over Iraq continued to escalate. As a result, Comex open positions reached a peak net long position in gold in early February, equivalent to just over 14Moz, or some 440t. The removal of uncertainty about US intentions in Iraq saw that long position reverse steadily from early February, starting from the

occasion of US Secretary of State Colin Powell's address to the United Nations General Assembly on 5 February, which saw the spot gold price fall by some $20/oz in the following week. The net long position on Comex had fallen to some 5.2Moz or 161t in early April, taking the gold price down with it to a low of $318/oz. This level of net long positions is close to what has been a core net long position on that exchange for the past 18 months. If this core position does not change, we should expect the market to settle around these levels, with likely price recovery on the upside.

As far as the impact of the conflict in Iraq is concerned, it would seem that this has now passed through the gold market, and that the market is back to a more or less neutral state in regard to Iraq. In the medium term, however, important economic factors will continue to favour gold. Most important of these are the health of the US dollar and the state of major equity markets. The US economy remains vulnerable, and the US dollar is likely to continue to lose value in the medium term; only the weak condition of the European and Japanese economies seems to have delayed this correction. Aside from the price spike in February induced by heightened international tension over Iraq, the gold price has continued to move in line with the weakening of the US dollar and should encourage investor interest in gold.

$ / Euro Rate and $ Gold Price Indexed


1.35
1.25
1.15
1.05
0.95
0.85
0.75
03-Jan-00
09-Feb-00
17-Mar-00
25-Apr-00
01-Jun-00
10-Jul-00
16-Aug-00
22-Sep-00
31-Oct-00
07-Dec-00
16-Jan-01
22-Feb-01
02-Apr-01
09-May-01
15-Jun-01
23-Jul-01
22-Aug-01
25-Sep-01
24-Oct-01
23-Nov-01
20-Dec-01
25-Jan-02
05-Mar-02
11-Apr-02
20-May-02
26-Jun-02
02-Aug-02
10-Sep-02
17-Oct-02
25-Nov-02
02-Jan-03
07-Feb-03
14-Mar-03
18-Apr-03
GOLD
EUR

The physical market for the metal remains weak, and 2002 was a disappointing year for gold demand in a number of sectors. Indian imports of gold were down by over 20% for 2002 by comparison with 2001. Although gold demand in India was strong in late 2002, this strength has not carried through to 2003. However, there is reason to expect an improvement in Indian demand as 2003 progresses, as the current lower spot gold prices will encourage buying, and the balance of this year contains a high proportion of propitious dates for marriage in the Hindu calendar. Physical gold offtake in the Middle East remains fragile due to the conflict in Iraq, and unfavourable economic circumstances in the developed economies generally have not helped gold offtake during the past year. All in all, this has not been an encouraging period for physical demand, and underlines the need to support and promote the metal in the important markets for gold.

At 31 March 2003, the net hedge position of AngloGold was 9.34Moz, almost 1Moz or 29t lower than the hedge position at 31 December 2002. The marked-to-market valuation of this position at 31 March was negative $251.5m. These figures reflect an ongoing reduction in overall forward price commitments of the company. For the balance of 2003, the company has outright forward price commitments in respect of 1.05Moz or some 23% of the forecast production of the company for the balance of this year.

Hedge position

As at 31 March 2003, the group had outstanding, the following forward-pricing commitments against future production. The total net delta tonnage of the hedge on this date was 9.34Moz or 290.5t (at 31 December 2002: 10.28Moz or 319.7t).

The marked-to-market value of all hedge transactions making up the hedge positions was a negative $251.5m (negative R1.97bn) as at 31 March 2003 (as at 31 December 2002: negative $446.6m – negative R3.81bn). These values were based on a gold price of $336.75/oz, exchange rates of R/$7.85 and A$/$0.602 and the prevailing market interest rates and volatilities at the time.

As at 29 April 2003, the marked-to-market value of the hedge book was a negative $154.9m (negative R1.124bn), based on a gold price of $332.75/oz and exchange rates of R/$7.2550 and A$/$0.6183 and the prevailing market interest rates and volatilities at the time.

These marked-to-market valuations are in no way predictive of the future value of the hedge position nor of future impact on the revenue of the company. The valuation represents the cost of buying all hedge contracts at the time of valuation, at market prices and rates available at the time.

Year		2003	2004	2005	2006	2007	2008-2012	Total
DOLLAR GOLD								
Forward contracts	Amount (kg)	7,899	16,811	26,576	19,862	18,974	25,878	116,000
	$ per oz	$302	$311	$324	$333	$337	$355	$331
Put options purchased	Amount (kg)	1,515	3,906	757	563	728		7,469
	$ per oz	$368	$376	$291	$291	$292		$351
	*Delta (kg)	893	2,387	147	108	134		3,669
Put options sold	Amount (kg)	18,849	10,264					29,113
	$ per oz	$324	$339					$330
	*Delta (kg)	6,556	4,313					10,869
Call options purchased	Amount (kg)	3,455	572					4,027
	$ per oz	$355	$360					$356
	*Delta (kg)	1,291	237					1,528
Call options sold	Amount (kg)	23,962	8,006	16,360	14,681	14,308	54,245	131,562
	$ per oz	$350	$334	$322	$329	$336	$363	$347
	*Delta (kg)	9,638	4,696	10,811	9,562	9,327	35,319	79,353
RAND GOLD								
Forward contracts	Amount (kg)	12,596	11,076	9,078	6,335	4,541	3,732	47,358
	Rand per oz	R79,777	R94,277	R116,891	R108,426	R114,915	R119,580	R100,621
Put options purchased	Amount (kg)	1,875	1,875	1,875	1,875			7,500
	Rand per oz	R93,602	R93,602	R93,602	R93,602			R93,602
	*Delta (kg)	893	606	460	356			2,315
Put options sold	Amount (kg)							
	Rand per oz							
	*Delta (kg)							
Call options purchased	Amount (kg)							
	Rand per oz							
	*Delta (kg)							
Call options sold	Amount (kg)	10,912	4,688	4,687	4,688	2,986	11,944	39,905
	Rand per oz	R100,545	R115,284	R131,944	R132,647	R173,119	R209,288	R147,714
	*Delta (kg)	2,285	1,604	1,747	2,110	721	3,625	12,092
A DOLLAR GOLD								
Forward contracts	Amount (kg)	12,224	5,443	6,221	9,331	8,398	13,343	54,960
	A$ per oz	A$523	A$544	A$674	A$652	A$623	A$639	A$607
Put options purchased	Amount (kg)							
	A$ per oz							
	*Delta (kg)							
Put options sold	Amount (kg)	1,866						1,866
	A$ per oz	A$556						A$556
	*Delta (kg)	796						796
Call options purchased	Amount (kg)	3,888		3,110	6,221	3,732	11,197	28,148
	A$ per oz	A$701		A$724	A$673	A$668	A$702	A$693
	*Delta (kg)	382		883	2,990	1,981	6,633	12,869
Call options sold	Amount (kg)	5,599						5,599
	A$ per oz	A$661						A$661
	*Delta (kg)	840						840
Total net gold:	Delta (kg)	38,242	38,073	54,157	44,674	40,114	75,264	290,525
	Delta (oz)	1,229,518	1,224,062	1,741,189	1,436,314	1,289,706	2,419,789	9,340,579

The following table indicates the group's currency hedge position at 31 March 2003

	Year	2003	2004	2005	2006	2007	2008-2012	Total
RAND DOLLAR (000)								
Forward contracts	Amount ($)							
	Rand per $							
Put options purchased	Amount ($)							
	Rand per $							
	*Delta ($)							
Put options sold	Amount ($)							
	Rand per $							
	*Delta ($)							
Call options purchased	Amount ($)							
	Rand per $							
	*Delta ($)							
Call options sold	Amount (kg)	20,000						20,000
	Rand per $	R8.36						R8.36
	*Delta ($)	2,568						2,568
A DOLLAR (000)								
Forward contracts	Amount ($)	29,428	29,275	10,847				69,550
	$ per A$	A$0.59	A$0.59	A$0.51				A$0.58

*   The delta position indicated above reflects the nominal amount of the option multiplied by the mathematical probability of the option being exercised. This is calculated using the Black-Scholes option formula with the ruling market prices, interest rates and volatilities as at 31 March 2003.

GROUP OPERATING RESULTS

Issued Capital:	222,763,754 ordinary shares of 25 cents each
	2,000,000 A redeemable preference shares
	778,896 B redeemable preference shares
	All the preference shares are held by a wholly owned subsidiary company
Weighted average:	222,700,331 ordinary shares in issue for the year to date

Statistics are shown in metric units and financial figures in South African rand.

		Quarter ended March 2003	Quarter ended December 2002	Year ended December 2002
GOLD				
UNDERGROUND OPERATIONS				
Tonnes milled	- 000	3,299	3,500	13,426
Yield	- g/t	7.87	8.04	8.27
Gold produced	- kg	25,949	28,148	111,017
PRODUCTIVITY				
g/employee	- target	230	252	247
	- actual	223	240	238
SURFACE AND DUMP RECLAMATION				
Tonnes treated	- 000	9,717	9,743	38,366
Yield	- g/t	0.28	0.29	0.30
Gold produced	- kg	2,757	2,798	11,350
OPEN-PIT OPERATIONS				
Tonnes mined	- 000	37,337	35,176	148,222
Stripping ratio *		4.91	6.01	4.37
Tonnes treated	- 000	7,459	7,705	27,186
Yield	- g/t	2.00	2.24	2.29
Gold produced	- kg	14,899	17,222	62,344
TOTAL				
Gold produced	- kg	43,605	48,168	184,711
Gold sold	- kg	43,526	48,602	184,798
Price received	- R/kg sold **	91,962	96,911	101,817
Total cash costs	- R/kg produced	56,100	53,457	54,037
Total production costs	- R/kg produced	66,520	68,159	68,241
CAPITAL EXPENDITURE	- Rm	489	880	2,842

* Stripping ratio = (tonnes mined total - tonnes mined ore) / tonnes mined ore

** Price received includes realised non-hedge derivatives

GROUP OPERATING RESULTS

Issued Capital: 222,763,754 ordinary shares of 25 cents each

2,000,000 A redeemable preference shares

778,896 B redeemable preference shares

All the preference shares are held by a wholly owned subsidiary company

Weighted average: 222,700,331 ordinary shares in issue for the year to date

Statistics are shown in imperial units and financial figures in US dollars.

		Quarter ended March 2003	Quarter ended December 2002	Year ended December 2002
GOLD				
UNDERGROUND OPERATIONS				
Tons milled	- 000	3,636	3,858	14,800
Yield	- oz/t	0.229	0.235	0.241
Gold produced	- oz 000	834	905	3,569
PRODUCTIVITY				
oz/employee	- target	8.01	8.11	7.95
	- actual	7.86	7.71	7.66
SURFACE AND DUMP RECLAMATION				
Tons treated	- 000	10,711	10,740	42,292
Yield	- oz/t	0.008	0.008	0.009
Gold produced	- oz 000	89	90	365
OPEN-PIT OPERATIONS				
Tons mined	- 000	41,157	38,775	163,387
Stripping ratio *		4.91	6.01	4.37
Tons treated	- 000	8,222	8,493	29,966
Yield	- oz/t	0.058	0.065	0.067
Gold produced	- oz 000	479	554	2,005
TOTAL				
Gold produced	- oz 000	1,402	1,549	5,939
Gold sold	- oz 000	1,399	1,562	5,941
Price received	- $/oz sold **	344	314	303
Total cash costs	- $/ounce produced	210	173	161
Total production costs	- $/ounce produced	248	220	203
Rand/US Dollar average exchange rate		8.35	9.62	10.48
CAPITAL EXPENDITURE	- $m	59	89	271

* Stripping ratio = (tons mined total - tons mined ore) / tons mined ore

** Price received includes realised non-hedge derivatives

GROUP INCOME STATEMENT

SA Rand million	Quarter ended March 2003	Quarter ended December 2002	Year ended December 2002
Gold income	3,938	4,814	18,372
Cost of sales	(2,885)	(3,341)	(12,550)
Cash operating costs	2,378	2,506	9,812
Other cash costs	70	90	291
Total cash costs	2,448	2,596	10,103
Retrenchment costs	3	-	30
Rehabilitation and other non-cash costs	24	74	119
Production costs	2,475	2,670	10,252
Amortisation of mining assets	449	657	2,566
Total production costs	2,924	3,327	12,818
Inventory change	(39)	14	(268)
	1,053	1,473	5,822
Non-hedge derivatives	155	285	962
Operating profit *	1,208	1,758	6,784
Corporate administration and other expenses	(85)	(73)	(258)
Market development costs	(40)	(45)	(179)
Exploration costs	(75)	(63)	(296)
Interest receivable	71	84	373
Other net expense	(31)	(36)	(91)
Finance costs	(69)	(100)	(464)
Abnormal item - settlement of claim	-	-	(102)
Profit before exceptional items	979	1,525	5,767
Amortisation of goodwill	(58)	(67)	(293)
Loss on disposal of assets	-	(6)	(145)
Termination of retirement benefit plans	-	(1)	2
Profit on ordinary activities before taxation	921	1,451	5,331
Taxation	(338)	(447)	(1,730)
Normal taxation	(245)	(211)	(1,315)
Deferred taxation	(92)	(127)	(387)
Deferred tax on unrealised non-hedge derivatives	(1)	(117)	(35)
Taxation on abnormal item	-	-	47
Taxation on exceptional items	-	8	(40)
Profit on ordinary activities after taxation	583	1,004	3,601
Minority interest	(36)	(49)	(157)
Net profit	547	955	3,444
* Operating profit excluding unrealised non-hedge derivatives	**1,216**	**1,478**	**6,683**
Headline earnings			
The net profit has been adjusted by the following			
to arrive at headline earnings:			
Net profit	547	955	3,444
Amortisation of goodwill	58	67	293
Loss on disposal of assets	-	6	145
Termination of retirement benefit plans	-	1	(2)
Taxation on exceptional items	-	(8)	40
Headline earnings	605	1,021	3,920
Unrealised non-hedge derivatives	8	(280)	(101)
Deferred tax on unrealised non-hedge derivatives	1	117	35
Headline earnings before unrealised non-hedge derivatives	**614**	**858**	**3,854**
Earnings per ordinary share - cents			
- Basic	246	430	1,552
- Headline	272	460	1,767
- Headline before unrealised non-hedge derivatives	276	387	1,737
Dividends			
- Rm			3,009
- cents per share			1,350

The results have been prepared in accordance with International Accounting Standards.

GROUP INCOME STATEMENT

US Dollar million	Quarter ended March 2003	Quarter ended December 2002	Year ended December 2002
Gold income	472	502	1,761
Cost of sales	(346)	(348)	(1,203)
Cash operating costs	286	261	939
Other cash costs	8	9	28
Total cash costs	294	270	967
Retrenchment costs	-	-	3
Rehabilitation and other non-cash costs	3	8	12
Production costs	297	278	982
Amortisation of mining assets	54	68	245
Total production costs	351	346	1,227
Inventory change	(5)	2	(24)
	126	154	558
Non-hedge derivatives	19	30	92
Operating profit *	145	184	650
Corporate administration and other expenses	(10)	(8)	(25)
Market development costs	(5)	(5)	(17)
Exploration costs	(9)	(6)	(28)
Interest receivable	8	9	36
Other net expense	(3)	(4)	(9)
Finance costs	(8)	(11)	(44)
Abnormal item - settlement of claim	-	-	(10)
Profit before exceptional items	118	159	553
Amortisation of goodwill	(7)	(7)	(28)
Loss on disposal of assets	-	(1)	(13)
Termination of retirement benefit plans	-	-	-
Profit on ordinary activities before taxation	111	151	512
Taxation	(41)	(46)	(165)
Normal taxation	(29)	(22)	(124)
Deferred taxation	(12)	(13)	(39)
Deferred tax on unrealised non-hedge derivatives	-	(12)	(4)
Taxation on abnormal item	-	-	5
Taxation on exceptional items	-	1	(3)
Profit on ordinary activities after taxation	70	105	347
Minority interest	(4)	(5)	(15)
Net profit	66	100	332
* Operating profit excluding unrealised non-hedge derivatives	**146**	**155**	**638**
Headline earnings			
The net profit has been adjusted by the following			
to arrive at headline earnings:			
Net profit	66	100	332
Amortisation of goodwill	7	7	28
Loss on disposal of assets	-	1	13
Termination of retirement benefit plans	-	-	-
Taxation on exceptional items	-	(1)	3
Headline earnings	73	107	376
Unrealised non-hedge derivatives	1	(29)	(12)
Deferred tax on unrealised non-hedge derivatives	-	12	4
Headline earnings before unrealised non-hedge derivatives	**74**	**90**	**368**
Earnings per ordinary share - cents			
- Basic	30	45	150
- Headline	33	48	169
- Headline before unrealised non-hedge derivatives	33	41	166
Dividends			
- $m			325
- cents per share			146

The results have been prepared in accordance with International Accounting Standards.

GROUP BALANCE SHEET

March	December		March	December
2003	2002		2003	2002
SA Rand million			**US Dollar million**	
		Non-current assets		
18,902	19,555	Mining assets	2,394	2,280
3,023	3,210	Goodwill	383	374
156	165	Investments in associates	20	19
182	197	Other investments	23	23
286	275	AngloGold Environmental Rehabilitation Trust	36	32
596	549	Derivatives	75	64
469	466	Other non-current assets	59	55
23,614	24,417		2,990	2,847
		Current assets		
2,162	1,996	Derivatives	274	233
2,107	2,190	Trade and other receivables	267	255
1,818	1,848	Inventories	230	216
3	3	Current portion of other non-current assets	-	-
2,686	3,544	Cash and cash equivalents	340	413
8,776	9,581		1,111	1,117
32,390	33,998	**Total assets**	4,101	3,964
		EQUITY AND LIABILITIES		
11,717	12,375	Shareholders' equity	1,484	1,443
325	347	Minority interests	41	40
12,042	12,722		1,525	1,483
		Non-current liabilities		
6,643	7,219	Borrowings	841	842
1,977	2,008	Provisions	250	234
3,767	3,445	Deferred taxation	477	402
1,398	2,028	Derivatives	177	236
13,785	14,700		1,745	1,714
		Current liabilities		
2,472	2,588	Derivatives	313	302
2,205	2,145	Trade and other payables	279	250
616	719	Current portion of borrowings	78	84
1,270	1,124	Taxation	161	131
6,563	6,576		831	767
32,390	33,998	**Total equity and liabilities**	4,101	3,964

The results have been prepared in accordance with International Accounting Standards.

GROUP CASH FLOW STATEMENT

Quarter ended March 2003	Quarter ended December 2002	Year ended December 2002		Quarter ended March 2003	Quarter ended December 2002	Year ended December 2002
SA Rand million				US Dollar million		
			Cash flows from operating activities			
1,477	2,106	8,255	Cash generated from operations	181	189	758
62	73	331	Interest received	7	8	32
(50)	(64)	(169)	Environmental contributions and expenditure	(6)	(6)	(16)
9	-	19	Dividends received from associates	1	-	2
(86)	(77)	(410)	Finance costs	(10)	(8)	(40)
(81)	(444)	(1,376)	Taxation paid	(10)	(45)	(131)
1,331	1,594	6,650	**Net cash inflow from operating activities**	163	138	605
			Cash flows from investing activities			
(488)	(880)	(2,842)	Capital expenditure	(59)	(89)	(271)
-	-	11	Proceeds from disposal of mining assets	-	-	1
-	-	1,544	Net proceeds from disposal of mines	-	-	140
-	-	1,813	Proceeds	-	-	164
-	-	(269)	Contractual obligations	-	-	(24)
-	-	(355)	Investments acquired	-	-	(34)
-	-	1,829	Proceeds from sale of investments	-	-	158
-	-	(979)	Acquisition of subsidiary	-	-	(97)
(2)	(2)	(51)	Loans advanced	-	-	(5)
-	24	175	Repayment of loans advanced	-	3	17
(490)	(858)	(668)	**Net cash outflow from investing activities**	(59)	(86)	(91)
			Cash flows from financing activities			
17	67	156	Proceeds from issue of share capital	2	10	18
(1)	-	(116)	Share issue expenses	-	-	(11)
73	80	8,599	Proceeds from borrowings	9	9	798
(108)	(450)	(9,789)	Repayment of borrowings	(13)	(47)	(912)
(1,522)	(29)	(2,821)	Dividends paid	(185)	(3)	(260)
(1,541)	(332)	(3,971)	**Net cash outflow from financing activities**	(187)	(31)	(367)
(700)	404	2,011	Net (decrease) increase in cash and cash equivalents	(83)	21	147
(158)	(505)	(751)	Translation	10	46	75
3,544	3,645	2,284	Opening cash and cash equivalents	413	346	191
2,686	3,544	3,544	**Closing cash and cash equivalents**	340	413	413

The results have been prepared in accordance with International Accounting Standards.

NOTES TO THE CASH FLOW STATEMENT

Quarter ended March 2003	Quarter ended December 2002	Year ended December 2002		Quarter ended March 2003	Quarter ended December 2002	Year ended December 2002
SA Rand million				US Dollar million		
			Cash generated from operations			
921	1,451	5,331	Profit on ordinary activities before taxation	111	151	512
			Adjusted for:			
(58)	(40)	(187)	Non-cash movements	(7)	(4)	(18)
449	657	2,566	Amortisation of mining assets	54	68	245
(71)	(84)	(373)	Interest receivable	(8)	(9)	(36)
44	7	(6)	Other net income (expense)	5	1	-
69	100	464	Finance costs	8	11	44
11	(311)	(132)	Movement on non-hedge derivatives	1	(33)	(16)
58	67	293	Amortisation of goodwill	7	7	28
-	6	92	Loss on disposal of assets	-	1	8
-	1	(2)	Termination of retirement benefit plans	-	-	-
54	252	209	Movement in working capital	10	(4)	(9)
1,477	2,106	8,255		181	189	758
			Movement in working capital:			
84	248	488	(Increase) decrease in trade and other receivables	(11)	(7)	(5)
30	338	85	(Increase) decrease in inventories	(15)	(9)	(54)
(60)	(334)	(364)	Increase (decrease) in trade and other payables	36	12	50
54	252	209		10	(4)	(9)

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Ordinary share capital and premium	Non-distributable reserves	Foreign currency translation	Other comprehensive income	Retained earnings	Total
US Dollar million						
Balance at 31 December 2002	1,120	16	43	(185)	449	1,443
Movements on other comprehensive income				83	-	83
Net profit					66	66
Dividends paid					(183)	(183)
Ordinary shares issued	2					2
Translation	97	1	(52)	(8)	35	73
Balance at 31 March 2003	1,219	17	(9)	(110)	367	1,484
SA Rand million						
Balance at 31 December 2002	9,607	138	360	(1,583)	3,853	12,375
Movements on other comprehensive income				629		629
Net profit					547	547
Dividends paid					(1,500)	(1,500)
Ordinary shares issued	16					16
Translation			(435)	84	1	(350)
Balance at 31 March 2003	9,623	138	(75)	(870)	2,901	11,717

The results have been prepared in accordance with International Accounting Standards.

KEY OPERATING RESULTS

PER REGION

SA Rand / Metric	Quarter ended March 2003	Quarter ended December 2002	Year ended December 2002	Quarter ended March 2003	Quarter ended December 2002	Year ended December 2002
	Capital expenditure - Rm			Capital expenditure - $m		
SOUTH AFRICA REGION	**297**	**432**	**1,111**	**36**	**42**	**106**
VAAL RIVER						
Great Noligwa Mine	25	84	121	3	8	11
Kopanang Mine	23	33	89	3	3	8
Moab Khotsong	114	83	376	14	9	36
Tau Lekoa Mine	10	8	16	1	-	1
ERGO	-	2	2	-	-	-
WEST WITS						
Mponeng Mine	80	129	332	10	13	33
Savuka Mine	17	30	60	2	3	6
TauTona Mine	28	63	115	3	6	11
EAST & WEST AFRICA REGION	**48**	**83**	**287**	**6**	**9**	**27**
Geita - Attributable 50%	15	27	92	2	3	9
Morila - Attributable 40%	10	27	70	1	3	7
Navachab	4	8	21	1	1	2
Sadiola - Attributable 38%	8	12	67	1	1	6
Yatela - Attributable 40%	11	9	37	1	1	3
NORTH AMERICA REGION	**55**	**92**	**788**	**7**	**10**	**74**
Cripple Creek & Victor J.V.	47	72	706	6	8	66
Jerritt Canyon J.V. - Attributable 70%	8	19	80	1	2	8
Exploration	-	1	2	-	-	-
SOUTH AMERICA REGION	**55**	**53**	**283**	**7**	**6**	**27**
Cerro Vanguardia - Attributable 92.50%	7	3	25	1	-	2
Morro Velho	39	37	173	5	4	17
Serra Grande - Attributable 50%	3	4	32	-	-	3
Minorities and exploration	6	9	53	1	2	5
AUSTRALIA REGION	**29**	**165**	**311**	**4**	**17**	**31**
Sunrise Dam	25	147	258	3	16	26
Exploration	4	18	53	1	1	5
Other	5	55	62	(1)	5	6
ANGLOGOLD GROUP	**489**	**880**	**2,842**	**59**	**89**	**271**

KEY OPERATING RESULTS

PER REGION

SA Rand / Metric	Quarter ended March 2003	Quarter ended December 2002	Year ended December 2002	Quarter ended March 2003	Quarter ended December 2002	Year ended December 2002
	Yield - g/t			Gold produced - kg		
SOUTH AFRICA REGION *	**8.01**	**8.15**	**8.40**	**24,842**	**26,764**	**106,106**
VAAL RIVER						
Great Noligwa Mine	10.41	10.40	11.02	5,676	6,327	27,380
Kopanang Mine	6.79	7.50	7.23	3,874	4,292	15,874
Tau Lekoa Mine	4.70	4.56	4.45	2,530	2,683	9,675
Surface Operations	0.65	0.58	0.56	980	745	3,081
ERGO	0.22	0.24	0.25	1,777	2,054	8,215
WEST WITS						
Mponeng Mine	9.10	8.53	8.63	3,789	3,936	14,498
Savuka Mine	5.72	5.68	7.07	1,492	1,500	7,331
TauTona Mine	11.10	11.73	11.66	4,724	5,227	19,997
Surface Operations	-	-	9.26	-	-	55
EAST & WEST AFRICA REGION	**3.54**	**4.41**	**4.22**	**7,397**	**8,995**	**33,754**
Geita - Attributable 50%	2.83	3.03	3.62	1,976	1,909	9,005
Morila - Attributable 40%	8.93	15.11	11.96	2,966	4,043	13,083
Navachab	1.82	1.97	1.93	564	660	2,653
Sadiola - Attributable 38%	2.72	3.03	2.96	1,226	1,490	5,672
Yatela - Attributable 40%	2.25	2.83	2.95	665	893	3,341
NORTH AMERICA REGION	**0.92**	**1.05**	**1.08**	**3,550**	**4,327**	**14,371**
Cripple Creek & Victor J.V.	0.54	0.61	0.57	1,957	2,379	6,998
Jerritt Canyon J.V. - Attributable 70%	6.89	7.64	7.91	1,593	1,948	7,373
SOUTH AMERICA REGION	**7.61**	**7.94**	**7.78**	**4,258**	**4,423**	**14,854**
Cerro Vanguardia - Attributable 92.50%	8.56	9.80	9.49	1,873	2,049	5,561
Morro Velho	6.50	6.51	6.71	1,649	1,681	6,380
Serra Grande - Attributable 50%	7.90	7.72	7.84	736	693	2,913
AUSTRALIA REGION	**2.39**	**2.37**	**2.56**	**3,558**	**3,659**	**15,626**
Boddington - Attributable 33.33%	-	-	-	-	-	54
Sunrise Dam	3.52	3.23	3.49	2,968	2,796	11,892
Union Reefs	0.91	1.28	1.36	590	863	3,680
ANGLOGOLD GROUP				**43,605**	**48,168**	**184,711**
Underground Operations	7.87	8.04	8.27			
Open-Pit operations	2.00	2.24	2.29			

* Yield excludes surface operations.

KEY OPERATING RESULTS

PER REGION

SA Rand / Metric	Quarter ended March 2003	Quarter ended December 2002	Year ended December 2002	Quarter ended March 2003	Quarter ended December 2002	Year ended December 2002
	Productivity per employee - g			Gold sold - kg		
SOUTH AFRICA REGION				24,848	27,060	106,109
VAAL RIVER						
Great Noligwa Mine	203	230	246	5,679	6,430	27,379
Kopanang Mine	170	183	173	3,876	4,348	15,873
Tau Lekoa Mine	177	192	174	2,531	2,716	9,674
Surface Operations	669	345	399	980	755	3,080
ERGO	299	337	331	1,777	2,064	8,216
WEST WITS						
Mponeng Mine	234	229	212	3,789	3,968	14,500
Savuka Mine	99	98	124	1,492	1,512	7,332
TauTona Mine	278	307	292	4,724	5,267	20,000
Surface Operations	-	-	-	-	-	55
EAST & WEST AFRICA REGION				7,453	9,254	33,670
Geita - Attributable 50%	1,076	1,100	1,356	1,976	1,909	9,005
Morila - Attributable 40%	4,337	5,784	4,434	2,903	4,351	13,080
Navachab	502	597	626	564	660	2,653
Sadiola - Attributable 38%	1,808	2,764	2,664	1,337	1,450	5,633
Yatela - Attributable 40%	1,112	1,505	1,495	673	884	3,299
NORTH AMERICA REGION				3,549	4,334	14,363
Cripple Creek & Victor J.V.	2,054	2,553	1,856	1,957	2,379	6,998
Jerritt Canyon J.V. - Attributable 70%	1,810	2,202	2,110	1,592	1,955	7,365
SOUTH AMERICA REGION				4,286	4,433	15,028
Cerro Vanguardia - Attributable 92.50%	1,269	1,753	1,640	1,894	2,044	5,675
Morro Velho	413	416	434	1,689	1,660	6,365
Serra Grande - Attributable 50%	947	891	932	703	729	2,988
AUSTRALIA REGION				3,390	3,521	15,628
Boddington - Attributable 33.33%	-	-	-	-	-	75
Sunrise Dam	3,185	2,907	3,136	2,785	2,684	11,887
Union Reefs	1,145	1,737	1,928	605	837	3,666
ANGLOGOLD GROUP				43,526	48,602	184,798

KEY OPERATING RESULTS

PER REGION

SA Rand / Metric	Quarter ended March 2003	Quarter ended December 2002	Year ended December 2002	Quarter ended March 2003	Quarter ended December 2002	Year ended December 2002
	Total cash costs - R/kg			Total production costs - R/kg		
SOUTH AFRICA REGION	**61,085**	**55,229**	**53,146**	**65,220**	**64,519**	**60,450**
VAAL RIVER						
Great Noligwa Mine	54,937	47,114	41,658	58,120	51,902	45,388
Kopanang Mine	64,069	57,312	55,001	67,796	64,297	61,158
Tau Lekoa Mine	66,208	62,360	64,234	70,426	74,167	75,954
Surface Operations	42,950	46,914	45,903	42,950	50,694	49,119
ERGO	76,814	62,856	61,810	84,257	83,604	73,051
WEST WITS						
Mponeng Mine	58,029	57,216	59,504	66,147	76,655	76,922
Savuka Mine	106,918	98,863	82,111	109,309	106,072	86,729
TauTona Mine	49,103	43,842	44,465	51,642	48,419	48,125
Surface Operations	-	-	15,125	-	-	15,125
EAST & WEST AFRICA REGION	**42,146**	**42,535**	**42,268**	**56,356**	**62,297**	**61,896**
Geita - Attributable 50%	58,063	66,931	58,831	68,758	84,925	75,024
Morila - Attributable 40%	22,415	24,124	24,541	39,170	44,400	47,559
Navachab	63,763	52,215	49,265	66,278	59,968	54,138
Sadiola - Attributable 38%	55,431	62,873	54,603	72,075	87,725	80,873
Yatela - Attributable 40%	54,197	62,103	58,302	72,761	82,081	73,684
NORTH AMERICA REGION	**61,264**	**61,975**	**74,710**	**89,908**	**90,333**	**111,396**
Cripple Creek & Victor J.V.	50,739	55,408	62,509	80,711	83,211	103,042
Jerritt Canyon J.V. - Attributable 70%	72,414	68,463	84,466	99,426	97,500	117,503
SOUTH AMERICA REGION	**33,312**	**41,317**	**41,975**	**53,743**	**64,161**	**67,531**
Cerro Vanguardia - Attributable 92.50%	32,131	33,309	34,384	58,057	61,538	67,362
Morro Velho	33,977	36,895	44,273	49,924	54,293	65,056
Serra Grande - Attributable 50%	24,914	28,890	33,967	40,426	47,274	53,584
AUSTRALIA REGION	**63,260**	**65,411**	**65,056**	**78,651**	**81,268**	**82,926**
Boddington - Attributable 33.33%	-	-	-	-	-	-
Sunrise Dam	52,923	59,660	59,451	68,223	75,322	76,271
Union Reefs	104,091	75,663	75,630	114,398	88,641	92,248
ANGLOGOLD GROUP	**56,100**	**53,457**	**54,037**	**66,520**	**68,159**	**68,241**

KEY OPERATING RESULTS

PER REGION

SA Rand / Metric	Quarter ended March 2003	Quarter ended December 2002	Year ended December 2002	Quarter ended March 2003	Quarter ended December 2002	Year ended December 2002
	EBITDA - Rm			Operating profit excluding unrealised non-hedge derivatives - Rm		
SOUTH AFRICA REGION						
VAAL RIVER						
Great Noligwa Mine	224	316	1 573	209	288	1,487
Kopanang Mine	112	143	665	99	120	591
Tau Lekoa Mine	59	88	330	50	60	235
Surface Operations	47	33	155	47	33	155
ERGO	10	29	230	7	24	213
WEST WITS						
Mponeng Mine	115	142	568	85	66	322
Savuka Mine	(21)	(6)	126	(24)	(16)	97
TauTona Mine	194	276	1 092	184	254	1,031
Surface Operations	-	-	4	-	-	4
EAST & WEST AFRICA REGION						
Geita - Attributable 50%	47	41	353	28	9	214
Morila - Attributable 40%	195	331	1 023	146	248	723
Navachab	33	30	141	32	25	129
Sadiola - Attributable 38%	52	53	269	33	17	124
Yatela - Attributable 40%	24	36	150	13	19	103
NORTH AMERICA REGION						
Cripple Creek & Victor J.V.	82	114	447	13	46	61
Jerritt Canyon J.V. - Attributable 70%	18	59	197	(22)	6	(31)
SOUTH AMERICA REGION						
Cerro Vanguardia - Attributable 92.50%	126	155	448	78	99	271
Morro Velho	112	106	427	87	77	300
Serra Grande - Attributable 50%	53	52	232	42	39	176
AUSTRALIA REGION						
Boddington - Attributable 33.33%	-	3	5	-	3	5
Sunrise Dam	114	79	544	70	37	351
Union Reefs	(4)	7	73	(6)	3	36
Other	(175)	(176)	(720)	45	21	86
ANGLOGOLD GROUP	**1,417**	**1,911**	**8,332**	**1,216**	**1,478**	**6,683**

KEY OPERATING RESULTS

PER REGION

	Quarter ended March 2003	Quarter ended December 2002	Year ended December 2002	Quarter ended March 2003	Quarter ended December 2002	Year ended December 2002
US Dollar / Imperial	Yield - oz/t			Gold produced - oz 000		
SOUTH AFRICA REGION *	**0.234**	**0.238**	**0.245**	**799**	**861**	**3,412**
VAAL RIVER						
Great Noligwa Mine	0.304	0.303	0.321	182	204	880
Kopanang Mine	0.198	0.219	0.211	125	138	511
Tau Lekoa Mine	0.137	0.133	0.130	81	86	311
Surface Operations	0.019	0.017	0.016	32	24	99
ERGO	0.006	0.007	0.007	57	66	264
WEST WITS						
Mponeng Mine	0.265	0.249	0.252	122	127	466
Savuka Mine	0.167	0.166	0.206	48	48	236
TauTona Mine	0.324	0.342	0.340	152	168	643
Surface Operations	-	-	0.270	-	-	2
EAST & WEST AFRICA REGION	**0.103**	**0.129**	**0.123**	**238**	**289**	**1 085**
Geita - Attributable 50%	0.083	0.088	0.106	64	61	290
Morila - Attributable 40%	0.260	0.441	0.349	95	130	421
Navachab	0.053	0.057	0.056	18	21	85
Sadiola - Attributable 38%	0.079	0.088	0.086	40	48	182
Yatela - Attributable 40%	0.066	0.082	0.086	21	29	107
NORTH AMERICA REGION	**0.027**	**0.031**	**0.032**	**114**	**139**	**462**
Cripple Creek & Victor J.V.	0.016	0.018	0.016	63	76	225
Jerritt Canyon J.V. - Attributable 70%	0.201	0.223	0.231	51	63	237
SOUTH AMERICA REGION	**0.222**	**0.232**	**0.227**	**137**	**142**	**478**
Cerro Vanguardia - Attributable 92.50%	0.250	0.286	0.277	60	66	179
Morro Velho	0.190	0.190	0.196	53	54	205
Serra Grande - Attributable 50%	0.230	0.225	0.229	24	22	94
AUSTRALIA REGION	**0.070**	**0.069**	**0.075**	**114**	**118**	**502**
Boddington - Attributable 33.33%	-	-	-	-	-	2
Sunrise Dam	0.103	0.094	0.102	95	90	382
Union Reefs	0.027	0.037	0.040	19	28	118
ANGLOGOLD GROUP				**1,402**	**1,549**	**5,939**
Underground Operations	0.229	0.235	0.241			
Open-Pit operations	0.058	0.065	0.067			

* Yield excludes surface operations.

KEY OPERATING RESULTS

PER REGION

	Quarter ended March 2003	Quarter ended December 2002	Year ended December 2002	Quarter ended March 2003	Quarter ended December 2002	Year ended December 2002
US Dollar / Imperial	Productivity per employee - oz			Gold sold - oz 000		
SOUTH AFRICA REGION				799	870	3,411
VAAL RIVER						
Great Noligwa Mine	6.52	7.39	7.91	183	207	880
Kopanang Mine	5.46	5.90	5.57	125	140	510
Tau Lekoa Mine	5.68	6.19	5.61	81	87	311
Surface Operations	21.51	11.11	12.83	31	24	99
ERGO	9.61	10.83	10.65	57	66	264
WEST WITS						
Mponeng Mine	7.54	7.36	6.82	122	128	466
Savuka Mine	3.17	3.16	4.00	48	49	236
TauTona Mine	8.95	9.87	9.37	152	169	643
Surface Operations	-	-	-	-	-	2
EAST & WEST AFRICA REGION				239	297	1,083
Geita - Attributable 50%	34.61	35.37	43.61	64	61	290
Morila - Attributable 40%	139.43	185.97	142.54	93	140	421
Navachab	16.13	19.19	20.12	18	21	85
Sadiola - Attributable 38%	58.14	88.87	85.66	42	47	181
Yatela - Attributable 40%	35.75	48.40	48.07	22	28	106
NORTH AMERICA REGION				114	139	462
Cripple Creek & Victor J.V.	66.04	82.07	59.68	63	76	225
Jerritt Canyon J.V. - Attributable 70%	58.19	70.79	67.85	51	63	237
SOUTH AMERICA REGION				138	143	483
Cerro Vanguardia - Attributable 92.50%	40.80	56.35	52.73	61	66	182
Morro Velho	13.29	13.36	13.94	54	53	205
Serra Grande - Attributable 50%	30.46	28.64	29.97	23	24	96
AUSTRALIA REGION				109	113	502
Boddington - Attributable 33.33%	-	-	-	-	-	2
Sunrise Dam	102.40	93.46	100.83	90	86	382
Union Reefs	36.82	55.85	61.98	19	27	118
ANGLOGOLD GROUP				1,399	1,562	5,941

KEY OPERATING RESULTS

PER REGION

US Dollar / Imperial	Quarter ended March 2003	Quarter ended December 2002	Year ended December 2002	Quarter ended March 2003	Quarter ended December 2002	Year ended December 2002
	Total cash costs - $/oz			Total production costs - $/oz		
SOUTH AFRICA REGION	**228**	**179**	**158**	**243**	**209**	**180**
VAAL RIVER						
Great Noligwa Mine	205	152	124	217	167	135
Kopanang Mine	239	185	165	253	208	183
Tau Lekoa Mine	247	202	192	263	240	227
Surface Operations	159	152	137	159	165	146
ERGO	287	204	184	315	271	218
WEST WITS						
Mponeng Mine	217	186	178	247	249	230
Savuka Mine	399	320	245	408	343	258
TauTona Mine	183	142	132	193	157	143
Surface Operations	-	-	46	-	-	46
EAST & WEST AFRICA REGION	**158**	**138**	**126**	**211**	**201**	**184**
Geita - Attributable 50%	217	216	175	257	274	223
Morila - Attributable 40%	84	78	74	147	142	142
Navachab	238	168	147	248	194	162
Sadiola - Attributable 38%	207	204	163	269	284	241
Yatela - Attributable 40%	204	202	175	273	269	221
NORTH AMERICA REGION	**228**	**199**	**222**	**334**	**289**	**330**
Cripple Creek & Victor J.V.	188	178	187	299	264	306
Jerritt Canyon J.V. - Attributable 70%	270	221	249	370	315	348
SOUTH AMERICA REGION	**124**	**135**	**126**	**201**	**209**	**202**
Cerro Vanguardia - Attributable 92.50%	120	108	104	216	198	203
Morro Velho	127	120	131	186	176	193
Serra Grande - Attributable 50%	93	94	100	151	153	158
AUSTRALIA REGION	**236**	**211**	**193**	**294**	**262**	**246**
Boddington - Attributable 33.33%	-	-	-	-	-	-
Sunrise Dam	198	193	177	255	243	227
Union Reefs	389	244	224	426	286	273
ANGLOGOLD GROUP	**210**	**173**	**161**	**248**	**220**	**203**

KEY OPERATING RESULTS

PER REGION

US Dollar / Imperial	Quarter ended March 2003	Quarter ended December 2002	Year ended December 2002	Quarter ended March 2003	Quarter ended December 2002	Year ended December 2002
	EBITDA - $m			Operating profit excluding unrealised non-hedge derivatives - $m		
SOUTH AFRICA REGION						
VAAL RIVER						
Great Noligwa Mine	27	33	149	25	30	141
Kopanang Mine	13	15	63	12	13	56
Tau Lekoa Mine	7	10	32	6	7	23
Surface Operations	6	3	15	6	3	15
ERGO	1	3	22	1	3	20
WEST WITS						
Mponeng Mine	14	15	54	10	7	30
Savuka Mine	(3)	(1)	12	(3)	(2)	9
TauTona Mine	23	29	104	22	27	98
Surface Operations	-	-	-	-	-	-
EAST & WEST AFRICA REGION						
Geita - Attributable 50%	5	4	33	3	1	20
Morila - Attributable 40%	24	34	99	18	25	70
Navachab	4	4	13	4	3	12
Sadiola - Attributable 38%	6	5	25	4	2	12
Yatela - Attributable 40%	3	4	15	2	2	10
NORTH AMERICA REGION						
Cripple Creek & Victor J.V.	9	12	43	1	5	6
Jerritt Canyon J.V. - Attributable 70%	2	6	19	(3)	1	(3)
SOUTH AMERICA REGION						
Cerro Vanguardia - Attributable 92.50%	15	17	44	9	11	27
Morro Velho	14	11	41	11	8	29
Serra Grande - Attributable 50%	6	5	22	5	4	17
AUSTRALIA REGION						
Boddington - Attributable 33.33%	-	-	-	-	-	-
Sunrise Dam	13	8	51	8	4	33
Union Reefs	(1)	-	6	(1)	-	3
Other	(18)	(18)	(67)	6	1	10
ANGLOGOLD GROUP	**170**	**199**	**795**	**146**	**155**	**638**

SHAFT SINKING

	Quarter ended March 2003	Quarter ended December 2002	Year ended December 2002
Statistics are shown in metric units	metres		
MOAB KHOTSONG MINE			
Main shaft			
Advance	-	-	69
Depth to date (below collar)	3,112	3,112	3,112
Rock / ventilation sub-vertical shaft			
Depth to date	939	939	939
Station cutting	-	-	-
MPONENG MINE			
Sub Shaft 1			
Depth to date	1,209	1,209	1,209
Sub Shaft Vent Shaft Deepening			
Advance	-	-	-
Depth to date	27	27	27
Statistics are shown in imperial units	feet		
MOAB KHOTSONG MINE			
Main shaft			
Advance	-	-	227
Depth to date (below collar)	10,210	10,210	10,210
Rock / ventilation sub-vertical shaft			
Depth to date	3,080	3,080	3,080
Station cutting	-	-	-
MPONENG MINE			
Sub Shaft 1			
Depth to date	3,965	3,965	3,965
Sub Shaft Vent Shaft Deepening			
Advance	-	-	-
Depth to date	89	89	89

DEVELOPMENT

Development values represent actual results of sampling, no allowances having been made for adjustments necessary in estimating ore reserves.

Quarter ended March 2003

Statistics are shown in metric units

	Advance metres	Sampled					
		metres	channel width cm	gold g/t	cm.g/t	uranium kg/t	cm.kg/t
VAAL RIVER							
Great Noligwa Mine							
Vaal reef	4,258	618	106.5	26.46	2,818	1.19	126.37
"C" reef	-	-	-	-	-	-	-
Kopanang Mine							
Vaal reef	7,934	1,154	12.1	116.45	1,409	4.69	56.80
"C" reef	237	-	-	-	-	-	-
Tau Lekoa Mine							
Ventersdorp Contact reef	3,783	330	104.6	7.64	799	0.12	13.04
Moab Khotsong Mine							
Vaal reef	225	34	44.2	35.20	1,556	1.86	82.35
WEST WITS							
TauTona Mine							
Ventersdorp Contact reef	-	-	-	-	-	-	-
Carbon Leader reef	4,199	-	-	-	-	-	-
Savuka Mine							
Ventersdorp Contact reef	501	-	-	-	-	-	-
Carbon Leader reef	1,556	-	-	-	-	-	-
Mponeng Mine							
Ventersdorp Contact reef	5,105	288	81.5	23.71	1,932	-	-

Statistics are shown in imperial units

	Advance feet	Sampled					
		feet	channel width inches	gold oz/t	ft.oz/t	uranium lb/t	ft.lb/t
VAAL RIVER							
Great Noligwa Mine							
Vaal reef	13,970	2,028	41.93	0.77	2.70	2.38	8.32
"C" reef	-	-	-	-	-	-	-
Kopanang Mine							
Vaal reef	26,029	3,786	4.76	3.40	1.35	9.38	3.72
"C" reef	777	-	-	-	-	-	-
Tau Lekoa Mine							
Ventersdorp Contact reef	12,411	1,083	41.18	0.22	0.76	0.24	0.82
Moab Khotsong Mine							
Vaal reef	739	112	17.40	1.03	1.49	3.72	5.39
WEST WITS							
TauTona Mine							
Ventersdorp Contact reef	-	-	-	-	-	-	-
Carbon Leader reef	13,776	-	-	-	-	-	-
Savuka Mine							
Ventersdorp Contact reef	1,643	-	-	-	-	-	-
Carbon Leader reef	5,105	-	-	-	-	-	-
Mponeng Mine							
Ventersdorp Contact reef	16,747	945	32.09	0.69	1.85	-	-

SOUTH AFRICA REGION

VAAL RIVER

				Quarter ended March 2003	Quarter ended December 2002	Year ended December 2002	Quarter ended March 2003	Quarter ended December 2002	Year ended December 2002
GREAT NOLIGWA MINE				**Rand / Metric**			**Dollar / Imperial**		
OPERATING RESULTS									
UNDERGROUND OPERATION									
Area mined - 000	- m2	/	- ft2	99	112	430	1,071	1,200	4,632
Milled - 000	- tonnes	/	- tons						
	- reef			545	608	2,484	601	671	2,739
	- waste			-	-	-	-	-	-
	- surface and dump reclamation			-	-	-	-	-	-
	- total			545	608	2,484	601	671	2,739
Yield	- g/t	/	- oz/t						
	- reef			10.41	10.40	11.02	0.304	0.303	0.321
	- waste			-	-	-	-	-	-
	- surface and dump reclamation			-	-	-	-	-	-
	- average			10.41	10.40	11.02	0.304	0.303	0.321
Gold produced	- kg	/	- oz 000						
	- reef			5,676	6,327	27,380	182	204	880
	- waste			-	-	-	-	-	-
	- surface and dump reclamation			-	-	-	-	-	-
	- total			5,676	6,327	27,380	182	204	880
Gold sold	- kg	/ - oz 000	- total	5,679	6,430	27,379	183	207	880
Price received	- R/kg	/ - $/oz	- sold	92,158	94,501	98,877	345	307	293
Total cash costs	- R	/ - $	- ton milled	572	490	459	62	46	40
	- R/kg	/ - $/oz	- produced	54,937	47,114	41,658	205	152	124
Total production costs	- R/kg	/ - $/oz	- produced	58,120	51,902	45,388	217	167	135
PRODUCTIVITY									
per employee	- g	/ - oz	- target	249	288	276	8.00	9.25	8.88
			- actual	203	230	246	6.52	7.39	7.91
per employee	- m2	/ - ft2	- target	3.58	4.00	3.85	38.58	43.08	41.40
			- actual	3.55	4.05	3.87	38.24	43.61	41.65
FINANCIAL RESULTS (MILLION)									
Gold income				489	599	2,496	59	62	238
Cost of sales				314	321	1,221	37	33	116
Cash operating costs				309	298	1,131	37	31	108
Other cash costs				3	1	10	-	-	1
Total cash costs				312	299	1,141	37	31	109
Retrenchment costs				-	(1)	4	-	-	-
Rehabilitation and other non-cash costs				3	3	13	-	-	1
Production costs				315	301	1,158	37	31	110
Amortisation of mining assets				15	28	86	2	3	8
Inventory change				(16)	(8)	(23)	(2)	(1)	(2)
				175	278	1,275	22	29	122
Realised non-hedge derivatives				34	10	212	3	1	19
Operating profit excluding unrealised non-hedge derivatives				209	288	1,487	25	30	141
Capital expenditure				25	84	121	3	8	11

SOUTH AFRICA REGION

VAAL RIVER

				Quarter ended March 2003	Quarter ended December 2002	Year ended December 2002	Quarter ended March 2003	Quarter ended December 2002	Year ended December 2002
KOPANANG MINE				**Rand / Metric**			**Dollar / Imperial**		
OPERATING RESULTS									
UNDERGROUND OPERATION									
Area mined - 000	- m2	/	- ft2	119	120	457	1,277	1,291	4,919
Milled - 000	- tonnes	/	- tons						
	- reef			571	572	2,195	629	631	2,420
	- waste			-	-	-	-	-	-
	- surface and dump reclamation			-	-	-	-	-	-
	- total			571	572	2,195	629	631	2,420
Yield	- g/t	/	- oz/t						
	- reef			6.79	7.50	7.23	0.198	0.219	0.211
	- waste			-	-	-	-	-	-
	- surface and dump reclamation			-	-	-	-	-	-
	- average			6.79	7.50	7.23	0.198	0.219	0.211
Gold produced	- kg	/	- oz 000						
	- reef			3,874	4,292	15,874	125	138	511
	- waste			-	-	-	-	-	-
	- surface and dump reclamation			-	-	-	-	-	-
	- total			3,874	4,292	15,874	125	138	511
Gold sold	- kg	/ - oz 000	- total	3,876	4,348	15,873	125	140	510
Price received	- R/kg	/ - $/oz	- sold	92,204	94,970	98,837	345	309	295
Total cash costs	- R	/ - $	- ton milled	435	430	398	47	41	35
	- R/kg	/ - $/oz	- produced	64,069	57,312	55,001	239	185	165
Total production costs	- R/kg	/ - $/oz	- produced	67,796	64,297	61,158	253	208	183
PRODUCTIVITY									
per employee	- g	/ - oz	- target	168	181	176	5.41	5.82	5.65
			- actual	170	183	173	5.46	5.90	5.57
per employee	- m2	/ - ft2	- target	5.04	4.85	4.85	54.24	52.22	52.21
			- actual	5.20	5.12	4.99	55.97	55.16	53.68
FINANCIAL RESULTS (MILLION)									
Gold income				336	406	1,456	40	43	140
Cost of sales				258	293	978	30	31	95
Cash operating costs				246	246	866	30	26	83
Other cash costs				2	-	7	-	-	1
Total cash costs				248	246	873	30	26	84
Retrenchment costs				-	-	6	-	-	1
Rehabilitation and other non-cash costs				2	7	18	-	1	2
Production costs				250	253	897	30	27	87
Amortisation of mining assets				13	23	74	1	2	7
Inventory change				(5)	17	7	(1)	2	1
				78	113	478	10	12	45
Realised non-hedge derivatives				21	7	113	2	1	11
Operating profit excluding unrealised non-hedge derivatives				99	120	591	12	13	56
Capital expenditure				23	33	89	3	3	8

SOUTH AFRICA REGION

VAAL RIVER

				Quarter ended March 2003	Quarter ended December 2002	Year ended December 2002	Quarter ended March 2003	Quarter ended December 2002	Year ended December 2002
TAU LEKOA MINE				Rand / Metric			Dollar / Imperial		
OPERATING RESULTS									
UNDERGROUND OPERATION									
Area mined - 000	- m2	/	- ft2	100	105	410	1,073	1,134	4,415
Milled - 000	- tonnes	/	- tons						
	- reef			538	588	2,174	594	648	2,396
	- waste			-	-	-	-	-	-
	- surface and dump reclamation			-	-	-	-	-	-
	- total			538	588	2,174	594	648	2,396
Yield	- g/t	/	- oz/t						
	- reef			4.70	4.56	4.45	0.137	0.133	0.130
	- waste			-	-	-	-	-	-
	- surface and dump reclamation			-	-	-	-	-	-
	- average			4.70	4.56	4.45	0.137	0.133	0.130
Gold produced	- kg	/	- oz 000						
	- reef			2,530	2,683	9,675	81	86	311
	- waste			-	-	-	-	-	-
	- surface and dump reclamation			-	-	-	-	-	-
	- total			2,530	2,683	9,675	81	86	311
Gold sold	- kg	/ - oz 000	- total	2,531	2,716	9,674	81	87	311
Price received	- R/kg	/ - $/oz	- sold	92,201	95,152	98,962	345	311	296
Total cash costs	- R	/ - $	- ton milled	311	285	286	34	27	25
	- R/kg	/ - $/oz	- produced	66,208	62,360	64,234	247	202	192
Total production costs	- R/kg	/ - $/oz	- produced	70,426	74,167	75,954	263	240	227
PRODUCTIVITY									
per employee	- g	/ - oz	- target	167	193	187	5.38	6.20	6.02
			- actual	177	192	174	5.68	6.19	5.61
per employee	- m2	/ - ft2	- target	7.10	8.01	7.81	76.40	86.22	84.03
			- actual	6.96	7.55	7.40	74.96	81.32	79.62
FINANCIAL RESULTS (MILLION)									
Gold income				220	254	888	26	27	86
Cost of sales				183	198	722	22	20	69
Cash operating costs				166	167	617	20	17	59
Other cash costs				1	-	4	-	-	-
Total cash costs				167	167	621	20	17	59
Retrenchment costs				1	-	6	-	-	1
Rehabilitation and other non-cash costs				1	4	12	-	-	1
Production costs				169	171	639	20	17	61
Amortisation of mining assets				9	28	95	1	3	9
Inventory change				5	(1)	(12)	1	-	(1)
				37	56	166	4	7	17
Realised non-hedge derivatives				13	4	69	2	-	6
Operating profit excluding unrealised non-hedge derivatives				50	60	235	6	7	23
Capital expenditure				10	8	16	1	-	1

SOUTH AFRICA REGION
VAAL RIVER

					Quarter ended March 2003	Quarter ended December 2002	Year ended December 2002	Quarter ended March 2003	Quarter ended December 2002	Year ended December 2002
SURFACE OPERATIONS					**Rand / Metric**			**Dollar / Imperial**		
OPERATING RESULTS										
UNDERGROUND OPERATION										
Area mined - 000	- m2	/	- ft2		-	-	-	-	-	-
Milled - 000	- tonnes	/	- tons							
	- reclamation from rehabilitation				-	-	-	-	-	-
	- waste				-	-	-	-	-	-
	- surface and dump reclamation				1,508	1,283	5,536	1,663	1,414	6,102
	- total				1,508	1,283	5,536	1,663	1,414	6,102
Yield	- g/t	/	- oz/t							
	- reclamation from rehabilitation				-	-	-	-	-	-
	- waste				-	-	-	-	-	-
	- surface and dump reclamation				0.65	0.58	0.56	0.019	0.017	0.016
	- average				0.65	0.58	0.56	0.019	0.017	0.016
Gold produced	- kg	/	- oz 000							
	- reclamation from rehabilitation				-	-	-	-	-	-
	- waste				-	-	-	-	-	-
	- surface and dump reclamation				980	745	3,081	32	24	99
	- total				980	745	3,081	32	24	99
Gold sold	- kg	/	- oz 000	- total	980	755	3,080	31	24	99
Price received	- R/kg	/	- $/oz	- sold	91,955	94,641	99,121	342	308	294
Total cash costs *	- R	/	- $	- ton milled	28	27	26	3	3	2
	- R/kg	/	- $/oz	- produced	42,950	46,914	45,903	159	152	137
Total production costs	- R/kg	/	- $/oz	- produced	42,950	50,694	49,119	159	165	146
PRODUCTIVITY										
per employee	- g	/	- oz	- target	329	388	410	10.57	12.46	13.19
				- actual	669	345	399	21.51	11.11	12.83
per employee	- m2	/	- ft2	- target	-	-	-	-	-	-
				- actual	-	-	-	-	-	-
FINANCIAL RESULTS (MILLION)										
Gold income					86	70	282	10	7	27
Cost of sales					43	39	150	5	4	15
Cash operating costs					42	35	141	5	4	14
Other cash costs					-	-	-	-	-	-
Total cash costs					42	35	141	5	4	14
Retrenchment costs					-	-	-	-	-	-
Rehabilitation and other non-cash costs					-	3	10	-	-	1
Production costs					42	38	151	5	4	15
Amortisation of mining assets					-	-	-	-	-	-
Inventory change					1	1	(1)	-	-	-
					43	31	132	5	3	12
Realised non-hedge derivatives					4	2	23	1	-	3
Operating profit excluding unrealised non-hedge derivatives					47	33	155	6	3	15
					Moab Khotsong					
Capital expenditure					114	83	376	14	9	36

SOUTH AFRICA REGION

ERGO

				Quarter ended March 2003	Quarter ended December 2002	Year ended December 2002	Quarter ended March 2003	Quarter ended December 2002	Year ended December 2002
				Rand / Metric			Dollar / Imperial		
OPERATING RESULTS									
SURFACE AND DUMP RECLAMATION									
Material treated - 000	- tonnes	/ - tons		8,209	8,460	32,824	9,049	9,326	36,182
Yield	- g/t	/ - oz/t		0.22	0.24	0.25	0.006	0.007	0.007
Gold produced	- kg	/ - oz 000		1,777	2,054	8,215	57	66	264
Gold sold	- kg	/ - oz 000		1,777	2,064	8,216	57	66	264
Price received	- R/kg	/ - $/oz	- sold	89,413	94,190	99,093	334	307	294
Total cash costs	- R	/ - $	- ton treated	17	15	15	2	1	1
	- R/kg	/ - $/oz	- produced	76,814	62,856	61,810	287	204	184
Total production costs	- R/kg	/ - $/oz	- produced	84,257	83,604	73,051	315	271	218
PRODUCTIVITY									
per employee	- g	/ - oz	- target	292	472	510	9.37	15.19	16.40
			- actual	299	337	331	9.61	10.83	10.65
FINANCIAL RESULTS (MILLION)									
Gold income				154	192	753	18	20	72
Cost of sales				152	171	601	17	17	57
Cash operating costs				136	128	504	16	13	48
Other cash costs				1	1	3	-	-	-
Total cash costs				137	129	507	16	13	48
Retrenchment costs				1	1	3	-	-	-
Rehabilitation and other non-cash costs				9	37	73	1	4	7
Production costs				147	167	583	17	17	55
Amortisation of mining assets				3	5	17	-	-	2
Inventory change				2	(1)	1	-	-	-
				2	21	152	1	3	15
Realised non-hedge derivatives				5	3	61	-	-	5
Operating profit excluding unrealised non-hedge derivatives				7	24	213	1	3	20
Capital expenditure				-	2	2	-	-	-

SOUTH AFRICA REGION
WEST WITS

				Quarter ended March 2003	Quarter ended December 2002	Year ended December 2002	Quarter ended March 2003	Quarter ended December 2002	Year ended December 2002
MPONENG MINE				Rand / Metric			Dollar / Imperial		
OPERATING RESULTS									
UNDERGROUND									
Area mined - 000	- m2	/	- ft2	79	87	308	855	934	3,312
Milled - 000	- tonnes	/	- tons						
	- reef			417	462	1,679	459	509	1,851
	- waste			-	-	-	-	-	-
	- surface and dump reclamation			-	-	-	-	-	-
	- total			417	462	1,679	459	509	1,851
Yield	- g/t	/	- oz/t						
	- reef			9.10	8.53	8.63	0.265	0.249	0.252
	- waste			-	-	-	-	-	-
	- surface and dump reclamation			-	-	-	-	-	-
	- average			9.10	8.53	8.63	0.265	0.249	0.252
Gold produced	- kg	/	- oz 000						
	- reef			3,789	3,936	14,498	122	127	466
	- waste			-	-	-	-	-	-
	- surface and dump reclamation			-	-	-	-	-	-
	- total			3,789	3,936	14,498	122	127	466
Gold sold	- kg	/ - oz 000	- total	3,789	3,968	14,500	122	128	466
Price received	- R/kg	/ - $/oz	- sold	91,328	94,408	98,599	340	304	294
Total cash costs	- R	/ - $	- ton milled	528	488	514	58	46	45
	- R/kg	/ - $/oz	- produced	58,029	57,216	59,504	217	186	178
Total production costs	- R/kg	/ - $/oz	- produced	66,147	76,655	76,922	247	249	230
PRODUCTIVITY									
per employee	- g	/ - oz	- target	177	194	193	5.68	6.24	6.22
			- actual	234	229	212	7.54	7.36	6.82
per employee	- m2	/ - ft2	- target	4.34	4.46	4.40	46.68	48.05	47.37
			- actual	4.92	5.05	4.50	52.92	54.31	48.47
FINANCIAL RESULTS (MILLION)									
Gold income				332	369	1,330	40	38	128
Cost of sales				262	309	1,109	31	32	106
Cash operating costs				218	225	857	26	23	82
Other cash costs				2	-	6	-	-	1
Total cash costs				220	225	863	26	23	83
Retrenchment costs				-	-	3	-	-	-
Rehabilitation and other non-cash costs				1	1	4	-	-	-
Production costs				221	226	870	26	23	83
Amortisation of mining assets				30	76	246	4	8	24
Inventory change				11	7	(7)	1	1	(1)
				70	60	221	9	6	22
Realised non-hedge derivatives				15	6	101	1	1	8
Operating profit excluding unrealised non-hedge derivatives				85	66	322	10	7	30
Capital expenditure				80	129	332	10	13	33

SOUTH AFRICA REGION
WEST WITS

				Quarter ended March 2003	Quarter ended December 2002	Year ended December 2002	Quarter ended March 2003	Quarter ended December 2002	Year ended December 2002
SAVUKA MINE				**Rand / Metric**			**Dollar / Imperial**		
OPERATING RESULTS									
UNDERGROUND									
Area mined - 000	- m2	/	- ft2	41	47	195	439	506	2,104
Milled - 000	- tonnes	/	- tons						
	- reef			261	264	1,037	287	291	1,143
	- waste			-	-	-	-	-	-
	- surface and dump reclamation			-	-	-	-	-	-
	- total			261	264	1,037	287	291	1,143
Yield	- g/t	/	- oz/t						
	- reef			5.72	5.68	7.07	0.167	0.166	0.206
	- waste			-	-	-	-	-	-
	- surface and dump reclamation			-	-	-	-	-	-
	- average			5.72	5.68	7.07	0.167	0.166	0.206
Gold produced	- kg	/	- oz 000						
	- reef			1,492	1,500	7,331	48	48	236
	- waste			-	-	-	-	-	-
	- surface and dump reclamation			-	-	-	-	-	-
	- total			1,492	1,500	7,331	48	48	236
Gold sold	- kg	/ - oz 000	- total	1,492	1,512	7,332	48	49	236
Price received	- R/kg	/ - $/oz	- sold	91,546	94,777	99,306	343	307	294
Total cash costs	- R	/ - $	- ton milled	612	562	581	67	53	50
	- R/kg	/ - $/oz	- produced	106,918	98,863	82,111	399	320	245
Total production costs	- R/kg	/ - $/oz	- produced	109,309	106,072	86,729	408	343	258
PRODUCTIVITY									
per employee	- g	/ - oz	- target	120	134	135	3.86	4.32	4.34
			- actual	99	98	124	3.17	3.16	4.00
per employee	- m2	/ - ft2	- target	3.75	4.63	4.38	40.40	49.79	47.17
			- actual	2.69	3.08	3.32	28.98	33.12	35.71
FINANCIAL RESULTS (MILLION)									
Gold income				129	141	671	15	15	64
Cost of sales				160	160	631	19	16	60
Cash operating costs				158	148	598	19	15	57
Other cash costs				1	-	4	-	-	-
Total cash costs				159	148	602	19	15	57
Retrenchment costs				-	-	2	-	-	-
Rehabilitation and other non-cash costs				-	1	3	-	-	-
Production costs				159	149	607	19	15	57
Amortisation of mining assets				3	10	29	-	1	3
Inventory change				(2)	1	(5)	-	-	-
				(31)	(19)	40	(4)	(1)	4
Realised non-hedge derivatives				7	3	57	1	(1)	5
Operating profit excluding unrealised non-hedge derivatives				(24)	(16)	97	(3)	(2)	9
Capital expenditure				17	30	60	2	3	6

SOUTH AFRICA REGION
WEST WITS

				Quarter ended March 2003	Quarter ended December 2002	Year ended December 2002	Quarter ended March 2003	Quarter ended December 2002	Year ended December 2002
TAUTONA MINE				**Rand / Metric**			**Dollar / Imperial**		
OPERATING RESULTS									
UNDERGROUND									
Area mined - 000	- m2	/	- ft2	78	89	315	835	956	3,395
Milled - 000	- tonnes	/	- tons						
	- reef			426	446	1,716	469	491	1,891
	- waste			-	-	-	-	-	-
	- surface and dump reclamation			-	-	-	-	-	-
	- total			426	446	1,716	469	491	1,891
Yield	- g/t	/	- oz/t						
	- reef			11.10	11.73	11.66	0.324	0.342	0.340
	- waste			-	-	-	-	-	-
	- surface and dump reclamation			-	-	-	-	-	-
	- average			11.10	11.73	11.66	0.324	0.342	0.340
Gold produced	- kg	/	- oz 000						
	- reef			4,724	5,227	19,997	152	168	643
	- waste			-	-	-	-	-	-
	- surface and dump reclamation			-	-	-	-	-	-
	- total			4,724	5,227	19,997	152	168	643
Gold sold	- kg	/ - oz 000	- total	4,724	5,267	20,000	152	169	643
Price received	- R/kg	/ - $/oz	- sold	91,453	94,630	98,972	342	307	294
Total cash costs	- R	/ - $	- ton milled	545	514	518	59	48	45
	- R/kg	/ - $/oz	- produced	49,103	43,842	44,465	183	142	132
Total production costs	- R/kg	/ - $/oz	- produced	51,642	48,419	48,125	193	157	143
PRODUCTIVITY									
per employee	- g	/ - oz	- target	293	301	287	9.41	9.68	9.24
			- actual	278	307	292	8.95	9.87	9.37
per employee	- m2	/ - ft2	- target	4.50	4.74	4.49	48.39	51.03	48.29
			- actual	4.57	5.22	4.60	49.21	56.14	49.49
FINANCIAL RESULTS (MILLION)									
Gold income				411	491	1,837	49	51	176
Cost of sales				247	247	949	29	25	92
Cash operating costs				230	229	882	28	24	84
Other cash costs				2	1	7	-	-	1
Total cash costs				232	230	889	28	24	85
Retrenchment costs				-	1	7	-	-	1
Rehabilitation and other non-cash costs				1	2	6	-	-	1
Production costs				233	233	902	28	24	87
Amortisation of mining assets				10	22	61	1	2	6
Inventory change				4	(8)	(14)	-	(1)	(1)
				164	244	888	20	26	84
Realised non-hedge derivatives				20	10	143	2	1	14
Operating profit excluding unrealised non-hedge derivatives				184	254	1,031	22	27	98
Capital expenditure				28	63	115	3	6	11

EAST & WEST AFRICA REGION

				Quarter ended March 2003	Quarter ended December 2002	Year ended December 2002	Quarter ended March 2003	Quarter ended December 2002	Year ended December 2002
GEITA - Attributable 50%				**Rand / Metric**			**Dollar / Imperial**		
OPERATING RESULTS									
OPEN-PIT OPERATION									
Mined - 000	- tonnes	/ - tons		6,208	6,659	22,564	6,844	7,341	24,872
Volume mined - 000	- bcm	/ - bcy		2,309	2,451	8,916	3,020	3,207	11,663
Stripping ratio	- t(mined total-mined ore)/t mined ore			10.98	11.19	7.36	10.98	11.19	7.36
Treated - 000	- tonnes	/ - tons		698	630	2,489	770	695	2,744
Yield	- g/t	/ - oz/t		2.83	3.03	3.62	0.083	0.088	0.106
Gold produced	- kg	/ - oz 000		1,976	1,909	9,005	64	61	290
Gold sold	- kg	/ - oz 000		1,976	1,909	9,005	64	61	290
Price received	- R/kg	/ - $/oz	- sold	82,334	89,388	98,785	308	289	292
Total cash costs	- R/kg	/ - $/oz	- produced	58,063	66,931	58,831	217	216	175
Total production costs	- R/kg	/ - $/oz	- produced	68,758	84,925	75,024	257	274	223
PRODUCTIVITY									
per employee	- g	/ - oz	- target	1,360	1,303	1,560	43.73	41.88	50.15
			- actual	1,076	1,100	1,356	34.61	35.37	43.61
FINANCIAL RESULTS (MILLION)									
Gold income				160	168	879	19	17	84
Cost of sales				135	160	676	16	16	65
Cash operating costs				108	119	492	13	12	47
Other cash costs				7	8	38	1	1	4
Total cash costs				115	127	530	14	13	51
Rehabilitation and other non-cash costs				2	2	7	-	-	1
Production costs				117	129	537	14	13	52
Amortisation of mining assets				19	32	139	2	3	13
Inventory change				(1)	(1)	-	-	-	-
				25	8	203	3	1	19
Realised non-hedge derivatives				3	1	11	-	-	1
Operating profit excluding unrealised non-hedge derivatives				28	9	214	3	1	20
Capital expenditure				15	27	92	2	3	9

EAST & WEST AFRICA REGION

				Quarter ended March 2003	Quarter ended December 2002	Year ended December 2002	Quarter ended March 2003	Quarter ended December 2002	Year ended December 2002
MORILA - Attributable 40%				**Rand / Metric**			**Dollar / Imperial**		
OPERATING RESULTS									
OPEN-PIT OPERATION									
Mined - 000	- tonnes	/	- tons	2,383	2,417	10,497	2,626	2,664	11,571
Volume mined - 000	- bcm	/	- bcy	951	1,074	4,434	1,243	1,405	5,800
Stripping ratio	- t(mined total-mined ore)/t mined ore			3.87	10.15	7.12	3.87	10.15	7.12
Treated - 000	- tonnes	/	- tons	332	268	1,094	366	295	1,206
Yield	- g/t	/	- oz/t	8.93	15.11	11.96	0.260	0.441	0.349
Gold produced	- kg	/	- oz 000	2,966	4,043	13,083	95	130	421
Gold sold	- kg	/	- oz 000	2,903	4,351	13,080	93	140	421
Price received	- R/kg	/	- $/oz	- sold	90,035	99,039	102,985	339	316	309
Total cash costs	- R/kg	/	- $/oz	- produced	22,415	24,124	24,541	84	78	74
Total production costs	- R/kg	/	- $/oz	- produced	39,170	44,400	47,559	147	142	142
PRODUCTIVITY									
per employee	- g	/	- oz	- target	3,502	3,612	3,202	112.60	116.12	102.94
			- actual	4,337	5,784	4,434	139.43	185.97	142.54
FINANCIAL RESULTS (MILLION)									
Gold income				261	431	1,347	32	44	130
Cost of sales				116	183	624	14	19	60
Cash operating costs				48	67	226	6	7	22
Other cash costs				18	31	95	2	3	9
Total cash costs				66	98	321	8	10	31
Rehabilitation and other non-cash costs				1	(1)	1	-	-	-
Production costs				67	97	322	8	10	31
Amortisation of mining assets				49	83	300	6	9	29
Inventory change				-	3	2	-	-	-
				145	248	723	18	25	70
Realised non-hedge derivatives				1	-	-	-	-	-
Operating profit excluding unrealised non-hedge derivatives				146	248	723	18	25	70
Capital expenditure				10	27	70	1	3	7

EAST & WEST AFRICA REGION

				Quarter ended March 2003	Quarter ended December 2002	Year ended December 2002	Quarter ended March 2003	Quarter ended December 2002	Year ended December 2002
NAVACHAB				**Rand / Metric**			**Dollar / Imperial**		
OPERATING RESULTS									
OPEN-PIT OPERATION									
Mined - 000	- tonnes	/	- tons	972	956	3,663	1,071	1,053	4,037
Volume mined - 000	- bcm	/	- bcy	364	331	1,319	476	433	1,725
Stripping ratio	- t(mined total-mined ore)/t mined ore			1.82	1.95	1.77	1.82	1.95	1.77
Treated - 000	- tonnes	/	- tons	310	335	1,372	341	370	1,512
Yield	- g/t	/	- oz/t	1.82	1.97	1.93	0.053	0.057	0.056
Gold produced	- kg	/	- oz 000	564	660	2,653	18	21	85
Gold sold	- kg	/	- oz 000	564	660	2,653	18	21	85
Price received	- R/kg	/	- $/oz - sold	93,283	97,725	102,429	347	318	305
Total cash costs	- R/kg	/	- $/oz - produced	63,763	52,215	49,265	238	168	147
Total production costs	- R/kg	/	- $/oz - produced	66,278	59,968	54,138	248	194	162
PRODUCTIVITY									
per employee	- g	/	- oz - target	604	538	557	19.41	17.31	17.91
			- actual	502	597	626	16.13	19.19	20.12
FINANCIAL RESULTS (MILLION)									
Gold income				53	64	272	6	7	26
Cost of sales				21	39	143	2	4	14
Cash operating costs				20	34	129	2	3	13
Other cash costs				-	-	1	-	-	-
Total cash costs				20	34	130	2	3	13
Rehabilitation and other non-cash costs				-	-	1	-	-	-
Production costs				20	34	131	2	3	13
Amortisation of mining assets				1	5	12	-	1	1
Inventory change				-	-	-	-	-	-
				32	25	129	4	3	12
Realised non-hedge derivatives				-	-	-	-	-	-
Operating profit excluding unrealised non-hedge derivatives				32	25	129	4	3	12
Capital expenditure				4	8	21	1	1	2

EAST & WEST AFRICA REGION

				Quarter ended March 2003	Quarter ended December 2002	Year ended December 2002	Quarter ended March 2003	Quarter ended December 2002	Year ended December 2002
SADIOLA - Attributable 38%				Rand / Metric			Dollar / Imperial		
OPERATING RESULTS									
OPEN-PIT OPERATION									
Mined - 000	- tonnes	/ - tons		1,710	1,832	6,370	1,885	2,019	7,021
Volume mined - 000	- bcm	/ - bcy		921	981	3,405	1,205	1,283	4,454
Stripping ratio	- t(mined total-mined ore)/t mined ore			2.88	1.99	1.63	2.88	1.99	1.63
Treated - 000	- tonnes	/ - tons		451	492	1,914	497	542	2,110
Yield	- g/t	/ - oz/t		2.72	3.03	2.96	0.079	0.088	0.086
Gold produced	- kg	/ - oz 000		1,226	1,490	5,672	40	48	182
Gold sold	- kg	/ - oz 000		1,337	1,450	5,633	42	47	181
Price received	- R/kg	/ - $/oz	- sold	94,949	99,101	102,455	356	325	305
Total cash costs	- R/kg	/ - $/oz	- produced	55,431	62,873	54,603	207	204	163
Total production costs	- R/kg	/ - $/oz	- produced	72,075	87,725	80,873	269	284	241
PRODUCTIVITY									
per employee	- g	/ - oz	- target	2,073	2,478	2,403	66.64	79.68	77.26
			- actual	1,808	2,764	2,664	58.14	88.87	85.66
FINANCIAL RESULTS (MILLION)									
Gold income				127	144	587	15	15	56
Cost of sales				94	128	453	11	13	43
Cash operating costs				59	84	269	7	9	26
Other cash costs				9	10	40	1	1	4
Total cash costs				68	94	309	8	10	30
Rehabilitation and other non-cash costs				1	1	4	-	-	-
Production costs				69	95	313	8	10	30
Amortisation of mining assets				19	36	145	2	3	13
Inventory change				6	(3)	(5)	1	-	-
				33	16	134	4	2	13
Realised non-hedge derivatives				-	1	(10)	-	-	(1)
Operating profit excluding unrealised non-hedge derivatives				33	17	124	4	2	12
Capital expenditure				8	12	67	1	1	6

EAST & WEST AFRICA REGION

				Quarter ended March 2003	Quarter ended December 2002	Year ended December 2002	Quarter ended March 2003	Quarter ended December 2002	Year ended December 2002
YATELA - Attributable 40%				**Rand / Metric**			**Dollar / Imperial**		
OPERATING RESULTS									
OPEN-PIT OPERATION									
Mined - 000	- tonnes	/	- tons	1,744	2,476	7,517	1,922	2,729	8,286
Volume mined - 000	- bcm	/	- bcy	858	1,220	3,687	1,122	1,596	4,822
Stripping ratio	- t(mined total-mined ore)/t mined ore			6.59	7.04	7.25	6.59	7.04	7.25
Treated - 000	- tonnes	/	- tons	296	316	1,131	326	348	1,247
Yield	- g/t	/	- oz/t	2.25	2.83	2.95	0.066	0.082	0.086
Gold produced	- kg	/	- oz 000	665	893	3,341	21	29	107
Gold sold	- kg	/	- oz 000	673	884	3,299	22	28	106
Price received	- R/kg	/ - $/oz	- sold	94,261	99,173	104,010	355	325	311
Total cash costs	- R/kg	/ - $/oz	- produced	54,197	62,103	58,302	204	202	175
Total production costs	- R/kg	/ - $/oz	- produced	72,761	82,081	73,684	273	269	221
PRODUCTIVITY									
per employee	- g	/ - oz	- target	1,221	2,128	1,737	39.27	68.41	55.86
			- actual	1,112	1,505	1,495	35.75	48.40	48.07
FINANCIAL RESULTS (MILLION)									
Gold income				63	88	343	8	9	33
Cost of sales				50	69	240	6	7	23
Cash operating costs				31	49	170	4	5	16
Other cash costs				5	6	25	1	1	3
Total cash costs				36	55	195	5	6	19
Rehabilitation and other non-cash costs				1	1	4	-	-	-
Production costs				37	56	199	5	6	19
Amortisation of mining assets				11	17	47	1	2	5
Inventory change				2	(4)	(6)	-	(1)	(1)
				13	19	103	2	2	10
Realised non-hedge derivatives				-	-	-	-	-	-
Operating profit excluding unrealised non-hedge derivatives				13	19	103	2	2	10
Capital expenditure				11	9	37	1	1	3

NORTH AMERICA REGION

				Quarter ended March 2003	Quarter ended December 2002	Year ended December 2002	Quarter ended March 2003	Quarter ended December 2002	Year ended December 2002
CRIPPLE CREEK & VICTOR J.V.				**Rand / Metric**			**Dollar / Imperial**		
OPERATING RESULTS									
UNDERGROUND OPERATION									
Mined - 000	- tonnes	/ - tons		-	-	-	-	-	-
Treated - 000	- tonnes	/ - tons		-	-	-	-	-	-
Gold in ore	- kg	/ - oz 000		-	-	-	-	-	-
Yield	- g/t	/ - oz/t		-	-	-	-	-	-
Gold produced	- kg	/ - oz 000		-	-	-	-	-	-
OPEN-PIT OPERATION									
Mined - 000	- tonnes	/ - tons		10,839	9,570	43,675	11,947	10,549	48,144
Stripping ratio	- t(mined total-mined ore)/t mined ore			2.37	4.73	2.31	2.37	4.73	2.31
Treated - 000	- tonnes	/ - tons		3,626	3,871	12,373	3,997	4,267	13,639
Gold in ore	- kg	/ - oz 000		3,881	2,264	17,192	125	73	553
Yield	- g/t	/ - oz/t		0.54	0.61	0.57	0.016	0.018	0.016
Gold produced	- kg	/ - oz 000		1,957	2,379	6,998	63	76	225
TOTAL									
Yield	- g/t	/ - oz/t		0.54	0.61	0.57	0.016	0.018	0.016
Gold produced	- kg	/ - oz 000		1,957	2,379	6,998	63	76	225
Gold sold	- kg	/ - oz 000		1,957	2,379	6,998	63	76	225
Price received	- R/kg	/ - $/oz	- sold	87,521	102,721	111,779	324	330	335
Total cash costs *	- R/kg	/ - $/oz	- produced	50,739	55,408	62,509	188	178	187
Total production costs	- R/kg	/ - $/oz	- produced	80,711	83,211	103,042	299	264	306
PRODUCTIVITY									
per employee	- g	/ - oz	- target	2,150	3,920	2,593	69.13	126.05	83.38
			- actual	2,054	2,553	1,856	66.04	82.07	59.68
FINANCIAL RESULTS (MILLION)									
Gold income				171	243	770	20	25	74
Cost of sales				158	197	720	19	20	69
Cash operating costs				140	134	617	17	14	59
Other cash costs				6	21	21	1	2	2
Total cash costs				146	155	638	18	16	61
Rehabilitation and other non-cash costs				(10)	(2)	(103)	(1)	-	(10)
Production costs				136	153	535	17	16	51
Amortisation of mining assets				69	68	386	8	7	37
Inventory change				(47)	(24)	(201)	(6)	(3)	(19)
				13	46	50	1	5	5
Realised non-hedge derivatives				-	-	11	-	-	1
Operating profit excluding unrealised non-hedge derivatives				13	46	61	1	5	6
Capital expenditure				47	72	706	6	8	66

Note: The gold produced from underground and open-pit operations is allocated on gold in ore.

* Total cash cost calculation includes inventory change

NORTH AMERICA REGION

			Quarter ended March 2003	Quarter ended December 2002	Year ended December 2002	Quarter ended March 2003	Quarter ended December 2002	Year ended December 2002
JERRITT CANYON J.V. - Attributable 70%			**Rand / Metric**			**Dollar / Imperial**		
OPERATING RESULTS								
UNDERGROUND OPERATION								
Mined - 000	- tonnes	/ - tons	239	249	938	263	275	1,034
Treated - 000	- tonnes	/ - tons	231	255	932	255	281	1,027
Gold in ore	- kg	/ - oz 000	1,695	2,054	7,942	55	66	255
Yield	- g/t	/ - oz/t	6.89	7.64	7.91	0.201	0.223	0.231
Gold produced	- kg	/ - oz 000	1,593	1,948	7,373	51	63	237
OPEN-PIT OPERATION								
Mined - 000	- tonnes	/ - tons	-	-	-	-	-	-
Stripping ratio	- t(mined total-mined ore)/t mined ore		-	-	-	-	-	-
Treated - 000	- tonnes	/ - tons	-	-	-	-	-	-
Gold in ore	- kg	/ - oz 000	-	-	-	-	-	-
Yield	- g/t	/ - oz/t	-	-	-	-	-	-
Gold produced	- kg	/ - oz 000	-	-	-	-	-	-
TOTAL								
Yield	- g/t	/ - oz/t	6.89	7.64	7.91	0.201	0.223	0.231
Gold produced	- kg	/ - oz 000	1,593	1,948	7,373	51	63	237
Gold sold	- kg	/ - oz 000	1,592	1,955	7,365	51	63	237
Price received	- R/kg	/ - $/oz - sold	87,050	101,056	112,248	324	327	334
Total cash costs	- R/kg	/ - $/oz - produced	72,414	68,463	84,466	270	221	249
Total production costs	- R/kg	/ - $/oz - produced	99,426	97,500	117,503	370	315	348
PRODUCTIVITY								
per employee	- g	/ - oz - target	1,878	2,235	2,369	60.37	71.85	76.16
		- actual	1,810	2,202	2,110	58.19	70.79	67.85
FINANCIAL RESULTS (MILLION)								
Gold income			139	197	812	17	20	78
Cost of sales			161	191	857	19	19	82
Cash operating costs			114	130	619	14	14	59
Other cash costs			1	3	3	-	-	-
Total cash costs			115	133	622	14	14	59
Rehabilitation and other non-cash costs			3	4	16	-	-	2
Production costs			118	137	638	14	14	61
Amortisation of mining assets			40	53	228	5	5	22
Inventory change			3	1	(9)	-	-	(1)
			(22)	6	(45)	(2)	1	(4)
Realised non-hedge derivatives			-	-	14	(1)	-	1
Operating profit excluding unrealised non-hedge derivatives			(22)	6	(31)	(3)	1	(3)
Capital expenditure			8	19	80	1	2	8

Note: The gold produced from underground and open-pit operations is allocated on gold in ore.

SOUTH AMERICA REGION

			Quarter ended March 2003	Quarter ended December 2002	Year ended December 2002	Quarter ended March 2003	Quarter ended December 2002	Year ended December 2002
CERRO VANGUARDIA - Attributable 92.50% *			Rand / Metric			Dollar / Imperial		
OPERATING RESULTS								
UNDERGROUND OPERATION								
Mined - 000	- tonnes	/ - tons	-	-	-	-	-	-
Treated - 000	- tonnes	/ - tons	-	-	-	-	-	-
Gold in ore	- kg	/ - oz 000	-	-	-	-	-	-
Yield	- g/t	/ - oz/t	-	-	-	-	-	-
Gold produced	- kg	/ - oz 000	-	-	-	-	-	-
OPEN-PIT OPERATION								
Mined - 000	- tonnes	/ - tons	3,206	3,124	8,946	3,534	3,443	9,861
Stripping ratio	- t(mined total-mined ore)/t mined ore		16.02	13.65	13.87	16.02	13.65	13.87
Treated - 000	- tonnes	/ - tons	219	209	586	241	230	646
Gold in ore	- kg	/ - oz 000	1,934	2,109	5,757	62	68	185
Yield	- g/t	/ - oz/t	8.56	9.80	9.49	0.250	0.286	0.277
Gold produced	- kg	/ - oz 000	1,873	2,049	5,561	60	66	179
TOTAL								
Yield	- g/t	/ - oz/t	8.56	9.80	9.49	0.250	0.286	0.277
Gold produced	- kg	/ - oz 000	1,873	2,049	5,561	60	66	179
Gold sold	- kg	/ - oz 000	1,894	2,044	5,675	61	66	182
Price received	- R/kg	/ - $/oz - sold	89,513	102,497	106,816	333	336	323
Total cash costs	- R/kg	/ - $/oz - produced	32,131	33,309	34,384	120	108	104
Total production costs	- R/kg	/ - $/oz - produced	58,057	61,538	67,362	216	198	203
PRODUCTIVITY								
per employee	- g	/ - oz - target	1,656	2,696	1,984	53.26	86.66	63.80
		- actual	1,269	1,753	1,640	40.80	56.35	52.73
FINANCIAL RESULTS (MILLION)								
Gold income			178	223	639	21	23	62
Cost of sales			106	128	388	13	13	37
Cash operating costs			47	53	146	5	6	14
Other cash costs			13	15	45	2	1	4
Total cash costs			60	68	191	7	7	18
Rehabilitation and other non-cash costs			1	2	7	-	-	1
Production costs			61	70	198	7	7	19
Amortisation of mining assets			48	56	177	6	6	17
Inventory change			(3)	2	13	-	-	1
			72	95	251	8	10	25
Realised non-hedge derivatives			6	4	20	1	1	2
Operating profit excluding unrealised non-hedge derivatives			78	99	271	9	11	27
Capital expenditure			7	3	25	1	-	2

Note: The gold produced from underground and open-pit operations is allocated on gold in ore.

* Effective July 2002 (previously 46.25%)

SOUTH AMERICA REGION

				Quarter ended March 2003	Quarter ended December 2002	Year ended December 2002	Quarter ended March 2003	Quarter ended December 2002	Year ended December 2002
MORRO VELHO				Rand / Metric			Dollar / Imperial		
OPERATING RESULTS									
UNDERGROUND OPERATION									
Mined - 000	- tonnes	/ - tons		223	215	839	245	237	925
Treated - 000	- tonnes	/ - tons		216	216	838	240	238	925
Gold in ore	- kg	/ - oz 000		1,665	1,638	6,462	54	53	208
Yield	- g/t	/ - oz/t		7.07	7.14	7.12	0.206	0.208	0.208
Gold produced	- kg	/ - oz 000		1,537	1,542	5,975	49	50	192
OPEN-PIT OPERATION									
Mined - 000	- tonnes	/ - tons		485	583	1,644	535	643	1,812
Stripping ratio	- t(mined total-mined ore)/t mined ore			16.88	16.50	14.87	16.88	16.50	14.87
Treated - 000	- tonnes	/ - tons		36	42	112	40	47	123
Gold in ore	- kg	/ - oz 000		123	112	406	4	4	13
Yield	- g/t	/ - oz/t		3.10	3.31	3.61	0.090	0.097	0.105
Gold produced	- kg	/ - oz 000		112	140	404	4	4	13
TOTAL									
Yield	- g/t	/ - oz/t		6.50	6.51	6.71	0.190	0.190	0.196
Gold produced	- kg	/ - oz 000		1,649	1,681	6,380	53	54	205
Gold sold	- kg	/ - oz 000		1,689	1,660	6,365	54	53	205
Price received	- R/kg	/ - $/oz	- sold	101,409	101,640	112,439	380	328	334
Total cash costs	- R/kg	/ - $/oz	- produced	33,977	36,895	44,273	127	120	131
Total production costs	- R/kg	/ - $/oz	- produced	49,924	54,293	65,056	186	176	193
PRODUCTIVITY									
per employee	- g	/ - oz	- target	406	378	368	13.04	12.15	11.85
			- actual	413	416	434	13.29	13.36	13.94
FINANCIAL RESULTS (MILLION)									
Gold income				157	167	701	19	17	67
Cost of sales				83	92	415	10	9	39
Cash operating costs				54	60	276	7	6	26
Other cash costs				2	2	7	-	-	1
Total cash costs				56	62	283	7	6	27
Rehabilitation and other non-cash costs				1	1	5	-	-	-
Production costs				57	63	288	7	6	27
Amortisation of mining assets				25	29	127	3	3	12
Inventory change				1	-	-	-	-	-
				74	75	286	9	8	28
Realised non-hedge derivatives				13	2	14	2	-	1
Operating profit excluding unrealised non-hedge derivatives				87	77	300	11	8	29
Capital expenditure				39	37	173	5	4	17

Note: The gold produced from underground and open-pit
operations is allocated on gold in ore.

SOUTH AMERICA REGION

				Quarter ended March 2003	Quarter ended December 2002	Year ended December 2002	Quarter ended March 2003	Quarter ended December 2002	Year ended December 2002
SERRA GRANDE - Attributable 50%				Rand / Metric			Dollar / Imperial		
OPERATING RESULTS									
UNDERGROUND OPERATION									
Mined - 000	- tonnes	/ - tons		94	92	369	103	101	407
Treated - 000	- tonnes	/ - tons		93	90	371	103	99	409
Gold in ore	- kg	/ - oz 000		770	727	3,036	25	23	98
Yield	- g/t	/ - oz/t		7.90	7.72	7.84	0.230	0.225	0.229
Gold produced	- kg	/ - oz 000		736	693	2,913	24	22	94
OPEN-PIT OPERATION									
Mined - 000	- tonnes	/ - tons		-	-	-	-	-	-
Stripping ratio	- t(mined total-mined ore)/t mined ore			-	-	-	-	-	-
Treated - 000	- tonnes	/ - tons		-	-	-	-	-	-
Gold in ore	- kg	/ - oz 000		-	-	-	-	-	-
Yield	- g/t	/ - oz/t		-	-	-	-	-	-
Gold produced	- kg	/ - oz 000		-	-	-	-	-	-
TOTAL									
Yield	- g/t	/ - oz/t		7.90	7.72	7.84	0.230	0.225	0.229
Gold produced	- kg	/ - oz 000		736	693	2,913	24	22	94
Gold sold	- kg	/ - oz 000		703	729	2,988	23	24	96
Price received	- R/kg	/ - $/oz	- sold	100,981	100,685	112,928	377	326	334
Total cash costs	- R/kg	/ - $/oz	- produced	24,914	28,890	33,967	93	94	100
Total production costs	- R/kg	/ - $/oz	- produced	40,426	47,274	53,584	151	153	158
PRODUCTIVITY									
per employee	- g	/ - oz	- target	880	831	879	28.29	26.72	28.25
			- actual	947	891	932	30.46	28.64	29.97
FINANCIAL RESULTS (MILLION)									
Gold income				66	73	329	8	7	31
Cost of sales				29	34	161	3	3	15
Cash operating costs				18	19	94	2	2	9
Other cash costs				1	1	5	-	-	-
Total cash costs				19	20	99	2	2	9
Rehabilitation and other non-cash costs				-	-	1	-	-	-
Production costs				19	20	100	2	2	9
Amortisation of mining assets				11	13	56	1	1	5
Inventory change				(1)	1	5	-	-	1
				37	39	168	5	4	16
Realised non-hedge derivatives				5	-	8	-	-	1
Operating profit excluding unrealised non-hedge derivatives				42	39	176	5	4	17
Capital expenditure				3	4	32	-	-	3

Note: The gold produced from underground and open-pit operations is allocated on gold in ore.

AUSTRALIA REGION

			Quarter ended March 2003	Quarter ended December 2002	Year ended December 2002	Quarter ended March 2003	Quarter ended December 2002	Year ended December 2002
SUNRISE DAM			**Rand / Metric**			**Dollar / Imperial**		
OPERATING RESULTS								
OPEN-PIT OPERATION								
Volume mined - 000	- bcm	/ - bcy	3,704	2,265	14,703	4,845	2,963	19,232
Stripping ratio	- t(mined total-mined ore)/t mined ore		10.56	6.52	10.22	10.56	6.52	10.22
Treated - 000	- tonnes	/ - tons	844	866	3,407	930	954	3,756
Yield	- g/t	/ - oz/t	3.52	3.23	3.49	0.103	0.094	0.102
Gold produced	- kg	/ - oz 000	2,968	2,796	11,892	95	90	382
Gold sold	- kg	/ - oz 000	2,785	2,684	11,887	90	86	382
Price received	- R/kg	/ - $/oz - sold	99,986	102,296	104,062	374	331	310
Total cash costs	- R/kg	/ - $/oz - produced	52,923	59,660	59,451	198	193	177
Total production costs	- R/kg	/ - $/oz - produced	68,223	75,322	76,271	255	243	227
PRODUCTIVITY								
per employee	- g	/ - oz - target	3,070	1,890	1,933	98.71	60.78	62.14
		- actual	3,185	2,907	3,136	102.40	93.46	100.83
FINANCIAL RESULTS (MILLION)								
Gold income			266	307	1,228	32	32	118
Cost of sales			209	238	886	25	25	86
Cash operating costs			151	160	676	18	17	65
Other cash costs			6	7	31	1	1	3
Total cash costs			157	167	707	19	18	68
Rehabilitation and other non-cash costs			2	2	7	-	-	1
Production costs			159	169	714	19	18	69
Amortisation of mining assets			44	42	193	5	4	18
Inventory change			6	27	(21)	1	3	(1)
			57	69	342	7	7	32
Realised non-hedge derivative gains (losses)			13	(32)	9	1	(3)	1
Operating profit excluding unrealised non-hedge derivatives			70	37	351	8	4	33
Capital expenditure			25	147	258	3	16	26

AUSTRALIA REGION

			Quarter ended March 2003	Quarter ended December 2002	Year ended December 2002	Quarter ended March 2003	Quarter ended December 2002	Year ended December 2002
UNION REEFS			Rand / Metric			Dollar / Imperial		
OPERATING RESULTS								
OPEN-PIT OPERATION								
Volume mined - 000	- bcm	/ - bcy	832	741	3,024	1,089	970	3,955
Stripping ratio	- t(mined total-mined ore)/t mined ore		9.21	4.51	3.24	9.21	4.51	3.24
Treated - 000	- tonnes	/ - tons	647	676	2,707	713	745	2,984
Yield	- g/t	/ - oz/t	0.91	1.28	1.36	0.027	0.037	0.040
Gold produced	- kg	/ - oz 000	590	863	3,680	19	28	118
Gold sold	- kg	/ - oz 000	605	837	3,666	19	27	118
Price received	- R/kg	/ - $/oz - sold	99,922	97,632	102,875	372	318	306
Total cash costs	- R/kg	/ - $/oz - produced	104,091	75,663	75,630	389	244	224
Total production costs	- R/kg	/ - $/oz - produced	114,398	88,641	92,248	426	286	273
PRODUCTIVITY								
per employee	- g	/ - oz - target	3,130	1,363	1,978	100.64	43.82	63.59
		- actual	1,145	1,737	1,928	36.82	55.85	61.98
FINANCIAL RESULTS (MILLION)								
Gold income			58	97	378	7	10	36
Cost of sales			66	78	341	8	8	33
Cash operating costs			61	65	279	7	7	27
Other cash costs			-	-	-	-	-	-
Total cash costs			61	65	279	7	7	27
Rehabilitation and other non-cash costs			4	7	24	1	1	3
Production costs			65	72	303	8	8	30
Amortisation of mining assets			2	4	37	-	-	3
Inventory change			(1)	2	1	-	-	-
			(8)	19	37	(1)	2	3
Realised non-hedge derivative gains (losses)			2	(16)	(1)	-	(2)	-
Operating profit excluding unrealised non-hedge derivatives			(6)	3	36	(1)	-	3
Capital expenditure			-	-	1	-	-	-

49

Notes

The results included herein for the quarter ended 31 March 2003, which are unaudited, are prepared using the accounting policies which are in accordance with the standards issued by the International Accounting Standards Board and the South African Institute of Chartered Accountants.

1. During the quarter, 139,632 ordinary shares were allotted in terms of the AngloGold Share Incentive Scheme and 2,100 ordinary shares were allotted in terms of the Acacia Employee Option Plan.

2. Orders placed and outstanding on capital contracts as at 31 March 2003 totalled R927m (31 December 2002: R918m), equivalent to $117m (31 December 2002: $107m) at the rate of exchange ruling on that date.

3. Although AngloGold holds a 66.7% interest in Cripple Creek & Victor Gold Mining Company Limited, it is currently entitled to receive 100% of the cash flow from the operation until the loan, extended to the joint venture by AngloGold North America Inc., is repaid.

4. During the quarter, AngloGold made the following announcements:

   4.1 On 13 March 2003, AngloGold announced that its wholly-owned subsidiary, AngloGold Australia Limited had signed a new joint venture agreement with Striker Resources NL and De Beers Australia Exploration Limited, to undertake further exploration work covering an area in excess of 17,000 square kilometres in the east Kimberley region of Western Australia. An expenditure of $4.61m (A$7.75m) entitles AngloGold to a 51% return on income.

   4.2 On 7 April 2003, the Jerritt Canyon Joint Venture partners, AngloGold and Meridian Gold, gave notice of the termination of agreement, following a release on 27 February 2003, in which AngloGold announced that it had entered into a purchase and sale agreement with Queenstake Resources USA Inc. for its interest in the Jerritt Canyon Joint Venture. Queenstake failed to meet its obligations under the agreement prior to the scheduled closing on 31 March 2003.

   4.3 On 8 April 2003, AngloGold announced that it had reached agreement with Helix Resources Limited, for the sale of its interests in the Gawler Craton and Tarcoola Joint Ventures in South Australia. Under the terms of the agreement, consideration will comprise a $0.9m (A$1.5m) cash payment, 2.5m fully-paid Helix shares issued at A$0.20 per share, and 2.5m Helix options of A$0.25 per option, exercisable on or before 30 November 2003. The offer is subject to various conditions being met.

5. **Dividend:** Final dividend No. 93 of 675 South African cents per ordinary share was paid to registered shareholders on 28 February 2003, while a dividend of 27 Australian cents per CHESS Depositary Interest (CDI) was paid on the same day. Each CDI represents one-fifth of an ordinary share. A dividend was paid to holders of American Depositary Receipts (ADRs) on 10 March 2003 at a rate of 82.12 US cents per American Depositary Share (ADS). Each ADS represents one ordinary share.

By order of the board

R P EDEY   **R M GODSELL**
Chairman   Chief Executive Officer

29 April 2003

AngloGold Fund supports **Ginsberg Primary School** – A school providing exemplary education in a depressed area of the Eastern Cape



AngloGold's social investment vehicle in South Africa is The AngloGold Fund which makes grants to the value of some R16 million each year. In evaluating the hundreds of proposals that come its way, the Fund looks for community-initiated projects, believing that development works best where people are empowered to work towards their own advancement, and for projects that contribute to the longer-term benefit of the region in which they are situated. Ginsberg Primary School meets these criteria admirably.

An independent school situated in Ginsberg, King William's Town, Ginsberg Primary is a remarkable institution. In the midst of an impoverished community, it is providing superior education and the reputation of the school is such that each year many applicants have to be turned away. The principal, Henry Kachoka, explains the Ginsberg philospophy: "We want our learners to be given a holistic training that attends to their physical, mental and spiritual development and that will enable them to lead useful lives in society."

While pupils are given a sound grounding in their school subjects by a staff of well-qualified and dedicated teachers, they can also sign on for a range of extra-mural activities – music, needlework, art, technology and gardening.

What makes the achievements of Ginsberg Primary so noteworthy is that the school embarked on its enrichment programme under the most difficult of circumstances. For instance, when needlework was introduced in 2000, there were just two sewing machines with teachers having to manage in crowded classrooms. Music was started in 2001 with one violin and one piano in the principal's office.

But all of that has changed for Ginsberg Primary now boasts a new double-storey classroom block, built with a grant of R1.2 million from The AngloGold Fund. The block comprises four regular classrooms and four "special" classrooms – a science laboratory, a computer room, a music room and a needlework room, all fully equipped.

Mr Kachoka commented: "The new building is a beacon of hope to those of us involved in teaching here. Our learners are being given the privilege of an education that they wouldn't otherwise get in this part of the world."

And it is not only the pupils of the school who will benefit from the additional facilities. For a modest fee, members of the community will be able to access these in the afternoons when staff members will be on hand to assist.

The township of Ginsberg is the birthplace and final resting place of Black Consciousness leader Steve Biko. It is certain that he would have been proud of the achievements of the principal and staff of Ginsberg Primary, and of the community in which a school of this calibre has flourished.

Administrative information

Contacts

South Africa

Steve Lenahan
Telephone: +27 11 637 6248
Fax: +27 11 637 6247
E-mail: slenahan@anglogold.com

Peta Baldwin
Telephone: +27 11 637 6647
Fax: +27 11 637 6399
E-mail: pbaldwin@anglogold.com

Europe / Asia

Tomasz Nadrowski
Telephone: +1 212 750 7999
Fax: +1 212 750 5626
E-mail: tnadrowski@anglogold.com

United States of America

Charles Carter
Telephone: (800) 417 9255 (toll free in USA and Canada) or +1 212 750 7999
Fax: +1 212 750 5626
E-mail: cecarter@anglogold.com

Australia

Andrea Maxey
Telephone: +61 8 9425 4604
Fax: +61 8 9425 4662
E-mail: amaxey@anglogold.com.au

General E-mail enquiries
investors@anglogold.com

AngloGold website
http://www.anglogold.com

Global BuyDIRECT℠
The Bank of New York maintains a direct share purchase and dividend reinvestment plan for AngloGold.

For additional information, please visit The Bank of New York's website at www.globalbuydirect.com or call Shareholder Relations Department at 1-888-BNY-ADRS or write to:
The Bank of New York
Church Street Station
PO Box 11258
New York, NY 10286-1258
United States of America

Directors

Executive
R M Godsell (Chief Executive Officer)
J G Best
D L Hodgson
K H Williams

Non-Executive
R P Edey* (Chairman)
Dr T J Motlatsi (Deputy Chairman)
F B Arisman#
Mrs E le R Bradley
C B Brayshaw
Dr V K Fung#
A W Lea (Alternate: P G Whitcutt)
W A Nairn (Alternate: A H Calver*)
J Ogilvie Thompson (Alternate: D D Barber)
N F Oppenheimer
A J Trahar

* British # American

Offices

Registered and Corporate
Managing Secretary
Ms Y Z Simelane

Company Secretary
C R Bull

11 Diagonal Street
Johannesburg 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624

Australia
Level 13, St Martins Tower
44 St George's Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4604
Fax: +61 8 9425 4662

United Kingdom Secretaries
St James's Corporate Services Limited
6 St James's Place
London SW1A 1NP
England
Telephone: +44 20 7499 3916
Fax: +44 20 7491 1989

Share Registrars

South Africa
Computershare Investor Services Limited
Ground Floor, 70 Marshall Street
Johannesburg 2001
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: +27 11 370 7700
Fax: +27 11 688 7719

United Kingdom
Computershare Investor Services PLC
P O Box 82
The Pavilions
Bridgwater Road
Bristol BS99 7NH
England
Telephone: +44 870 702 0001
Fax: +44 870 703 6119

Australia
Computershare Investor Services Pty Limited
Level 2, 45 St George's Terrace
Perth, WA 6000
(GPO Box D182 Perth, WA 6840)
Australia
Telephone: +61 8 9323 2000
Telephone: 1300 55 7010 (in Australia)
Fax: +61 8 9323 2033

ADR Depositary
The Bank of New York
101 Barclay Street
22nd Floor
New York, NY 10286
United States of America
Telephone: +1 888 269 2377
Fax: +1 212 571 3050/3052

Authorised Representative
United States of America
Puglisi & Associates
850 Library Avenue, Suite 204
PO Box 885
Newark, Delaware 19715
United States of America
Telephone: +1 302 738 6680
Fax: +1 302 738 7210

AngloGold Limited
Registration No. 1944/017354/06
Incorporated in the Republic of South Africa
ISIN: ZAE000043485
JSE Share code: ANG

Certain statements contained in this document, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices and production, the completion and commencement of commercial operations of certain of AngloGold's exploration and production projects, and its liquidity and capital resources and expenditure, contain certain forward-looking statements regarding AngloGold's operations, economic performance and financial condition. Although AngloGold believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic and market conditions, success of business and operating intiatives, changes in the regulatory environment and other government actions, fluctuations in gold prices and exchange rates, and business and operational risk management. For a discussion on such risk factors, refer to the annual report on Form 20-F for the year ended 31 December 2002, which was filed with the Securities and Exchange Commission on 7 April 2003.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Limited

Date: 30 APRIL 2003   By: /s/ C R BULL

                                         Name: C R Bull
                                         Title: Company Secretary